Exhibit 99.1

NOVONIX LIMITED

ABN 54 157 690 830

ANNUAL REPORT – 30 JUNE 2022

CONTENTS

CORPORATE DIRECTORY	1
REVIEW OF OPERATIONS AND ACTIVITIES	2
DIRECTORS’ REPORT	11
DIRECTORS AND COMPANY SECRETARY	11
PRINCIPAL ACTIVITIES	11
DIVIDENDS	11
COVID 19 IMPACT	11
REVIEW OF OPERATIONS	11
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS	12
LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS	12
EVENTS SINCE THE END OF THE FINANCIAL YEAR	12
ENVIRONMENTAL REGULATION	12
INFORMATION ON DIRECTORS	13
MEETINGS OF DIRECTORS	17
REMUNERATION REPORT	18
INSURANCE OF OFFICERS AND INDEMNITIES	35
PROCEEDINGS ON BEHALF OF THE COMPANY	35
AUDIT AND NON-AUDIT SERVICES	35
AUDITOR’S INDEPENDENCE DECLARATION	36
AUDITOR’S INDEPENDENCE DECLARATION	37
CORPORATE GOVERNANCE STATEMENT	38
ANNUAL FINANCIAL REPORT – 30 JUNE 2022	39
DIRECTORS’ DECLARATION	104
INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS	105
SHAREHOLDER INFORMATION	111

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

CORPORATE DIRECTORY

Directors

Admiral R J Natter, US Navy (Ret.)

A Bellas B. Econ, DipEd, MBA, FAICD, FCPA, FGS

Andrew N. Liveris AO, BE (Hons) Doctor of Science

(honoris causa)

R Cooper BE (Mining), MEngSc, MAusIMM, MAICD

Z Golodryga MEng (Mech)

J Oelwang BS (Hons)

Secretary	S M Yeates CA, B.Bus

Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000
Principal place of business	Level 38, 71 Eagle Street Brisbane QLD 4000
Share register	Link Market Services Limited Level 21, 10 Eagle Street Brisbane QLD 4000 www.linkmarketservices.com.au
Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au
Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000
Bankers	Commonwealth Bank of Australia
Stock exchange listing	NOVONIX Limited ordinary shares are listed on the Australian Securities Exchange (ASX) and American Depositary Receipts (ADR’s) are listed on The Nasdaq Stock Market.
Website address	www.novonixgroup.com

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REVIEW OF OPERATIONS AND ACTIVITIES

NET ASSETS as of 30 June 2022 $364,343,319 2021: $184,395,802	CASH & CASH EQUIVALENTS as of 30 June 2022 $207,083,935 2021: $136,663,976	STATUTORY AFTER-TAX LOSS year ended 30 June 2022 $71,441,024 2021: $18,076,077

NOVONIX Limited (“NOVONIX” or the “Company” and, together with its consolidated subsidiaries, the “Group”) is a leading battery technology company with operations in both Canada and the United States. NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in more than 10 countries in North America, Europe and Asia. We develop materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future and, we are a leading US-based supplier of synthetic graphite anode material with plans to scale to significant volumes.

NOVONIX’s Battery Technology Solutions division (“BTS”) focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale. BTS provides front-line access across the battery value chain and allows the Group to continue to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery development. Our NOVONIX Anode Materials division (“NAM”), located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. Our mission is underpinned by an increasing emphasis on environmentally conscious battery technologies and is key to a sustainable future with prolific adoption of electric vehicles and grid energy storage systems. We are focused on the development of materials and technologies that support key ESG criteria in the field of battery materials and technologies, including: longer life batteries, higher energy efficiency, reduced chemical usage, reduced waste generation, and cleaner power inputs. Our vision is to accelerate adoption of battery technologies for a cleaner energy future. This is demonstrated by our values, which include integrity, respect, and collaboration that support social impact and embody NOVONIX’s approach to corporate responsibility.

Throughout fiscal year 2022, NOVONIX continued to focus on the execution of its business strategy and growth initiatives. NOVONIX had net assets of $364,343,319, including $207,083,935 in cash and cash equivalents at 30 June 2022. The Company reported a statutory after-tax loss for the year ended 30 June 2022 of $71,441,024. These financial results are in line with management expectations. The performances of the Battery Technology Solutions and Anode Materials divisions are discussed further below.

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HIGHLIGHTS OF FISCAL YEAR 2022

Fiscal Year 2022 was a pivotal year for NOVONIX. The Company continued to execute against its long-term strategic and operational roadmap, announced key strategic partnerships and supply agreements, and explored additional avenues to create value for shareholders. Key highlights include:

July 2021

Dr. Jeff Dahn joined the Company as its Chief Scientific Advisor, bringing decades of battery materials expertise.

NAM expansion continued with the acquisition of Riverside, an approximately 400,000 square foot facility in Chattanooga, TN, to increase production capacity of anode materials to 10,000 tonnes per annum.

September 2021

Phillips 66 (NYSE: PSX) acquired a 16% stake in NOVONIX for $150 million.

S&P Dow Jones Indices announced that NOVONIX has been added to the constituents of the S&P/ASX 300 Index.

October 2021

Zhanna Golodryga, Senior Vice President, Digital and Administrative Officer for Phillips 66, joined the Board of Directors.

November 2021

Riverside grand opening was marked by hosting U.S. Secretary of Energy Jennifer M. Granholm, along with federal, state, and local officials.

December 2021

Received grant from Next Generation Manufacturing Canada (NGen), the industry-led organisation behind Canada's Advanced Manufacturing Supercluster.

January 2022

Entered into a technology development agreement with Phillips 66 to advance the production and commercialisation of anode materials.

February 2022

Trading of ADRs commenced on The Nasdaq Stock Market ("Nasdaq").

NOVONIX entered into long-term supply agreement and investment agreement with KORE Power.

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March 2022

Jean Oelwang, President and Founding CEO of Virgin Unite, joined the Board of Directors.

June 2022

Announced the delivery of a first-of-its-kind, custom-designed microgrid battery prototype, developed by NOVONIX to support Emera Technologies Limited, a subsidiary of Emera Inc. (TSX: EMA), residential microgrid system.

Announced a life cycle assessment demonstrating an approximate 60% and 30% decrease in global warming potential relative to the conventional anode grade synthetic graphite produced from Inner Mongolia and China.

NOVONIX OUTLOOK

NOVONIX is well-positioned to be an industry leader at the forefront of product innovation and intellectual property development in the battery materials and technology industry with a focus on supporting the onshoring of the battery supply chain. The Company has built a team of top talent with the experience to drive innovation company-wide and believes it has the next generation technology needed to support the rapidly growing electric vehicle and ESS markets in North America. NOVONIX is focused on scaling its production capacity of synthetic graphite to meet the growing demands of its customers, through increasing production capabilities at its facility in Chattanooga, Tennessee and future expansions. Additionally, NOVONIX continues to focus on developing improved and sustainable technologies, pursuing strategic partnerships with leading international battery companies, and growing an intellectual property pipeline that will position the Company at the forefront of next-generation battery technology.

GROWTH STRATEGIES FOR FY23 AND BEYOND:

NOVONIX’s leadership is focused on the successful execution of its operational strategic roadmap with the objective of maximizing shareholder value through the generation of strong cash flow and the pursuit of profitable, high-growth opportunities. The Company’s key strategies include:

Maintain technology leadership throughout the EV battery and energy storage supply chain. NOVONIX is committed to continuing to leverage its competitive advantage to expand its offerings and technological know-how into other advanced offerings including lithium-metal and beyond lithium-ion technology with a focus on localization of key elements of the supply chain.

• Execute on development of synthetic graphite production capacity with plan to expand to 150,000 tonnes per annum by 2030. The Company is on track to reaching annual production capacity of 10,000 tonnes per annum (tpa) of synthetic graphite in 2023, with further plans to expand annual production capacity to 40,000 tpa in 2025 and 150,000 tpa in 2030.

• Commercialize our proprietary pipeline of advanced battery technologies. We are currently expanding opportunities to work with partners globally to commercialize our proprietary and patent pending cathode production process. Our broader battery technology pipeline contains a number of innovative materials and processes in advanced anodes, cathodes and electrolytes, as well as advanced capabilities and solutions for energy storage applications

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through our partnership with Emera Technologies Limited, that we continue to develop and believe will be critical to the growth of the clean energy economy.

• Invest in talent. NOVONIX continues to invest in its personnel through recruitment, training and development to ensure it attracts and retains the best talent in the industry which is critical to the growth of our business.

NOVONIX Enterprise Overview

OPERATIONAL STRUCTURE AT A GLANCE

NOVONIX’s synergistic operating structure, as depicted below, is integral to the company’s current business development and future strategy.

NOVONIX continues to invest in intellectual property for key materials technologies, including anode and cathode materials, that we believe will enhance the performance of long-life EV and ESS applications. Our NOVONIX Battery Technology Solutions (BTS) division, based in Halifax, Nova Scotia, Canada, has a full cell pilot line and extensive cell testing capabilities, and works with tier-one customers across the battery value chain.

As part of our investment in intellectual property, we continue our collaboration with the group led by Dr. Mark Obrovac, a leading battery materials innovator, at Dalhousie University. Pursuant to the terms of the collaborative research agreement with Dalhousie University, NOVONIX exclusively owns all intellectual property developed within the group without any ongoing obligations to Dalhousie University.

Further enhancing the Company’s R&D talent, on July 1, 2021, Dr. Jeff Dahn, a renowned researcher in battery materials and processes, officially joined the NOVONIX team as Chief Scientific Advisor. Dr. Dahn has been active in the lithium-battery sector since the late 1970s and in 1996 was appointed as the NSERC/3M Canada Industrial Research Chair in Materials for Advanced Batteries at Dalhousie University, a position that he held until 2016. In 2016, Dahn began a research partnership with Tesla as the NSERC/Tesla Canada Industrial Research Chair. This partnership was recently renewed until 2026.

Dr. Dahn is a co-author on more than 750 peer reviewed papers and is an inventor on over 70 patents (issued and pending). His research has been recognized by numerous awards including a Governor General’s Innovation Award (2016) and the Gerhard Herzberg Gold Medal in Science and

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Engineering (2017), Canada’s top science prize. Dr. Dahn is a Fellow of the Royal Society of Canada and an Officer of the Order of Canada.

Our NOVONIX Anode Materials (NAM) division, located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. The global demand for synthetic graphite for use in electric vehicles and energy storage systems is growing rapidly this decade, and NAM is focused on developing North American production capacity to address the significant control currently held by China over this key battery material. The Company plans to reach synthetic graphite production capacities of 10,000 tpa by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030.

In September 2021, Phillips 66 made a USD$150 million investment in NOVONIX for approximately 16% of the Company. In January 2022, Phillips 66 and NOVONIX entered into a technology development agreement leveraging both parties’ expertise to collaborate on development and optimisation of feedstock and anode processing with the goal of higher performance and lower carbon intensity materials. This partnership has been transformational in strengthening the Company’s balance sheet while enhancing the Company’s industry network across the value chain.

NOVONIX BATTERY TECHNOLOGY SOLUTIONS (BTS) DIVISION

NOVONIX BTS, based in Halifax, Nova Scotia, Canada, provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic, CATL, LG Chemical, Samsung SDI, and SK Innovation and numerous consumer electronics and automotive OEMs. The BTS division significantly expanded R&D

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capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

In fiscal year 2022, NOVONIX BTS continued strong revenue growth each quarter with expansion of hardware sales and R&D service offerings by adding and expanding key strategic accounts.

In August 2021, NOVONIX completed the expansion of its existing Halifax facility to approximately 22,000 square feet (from approximately 13,500 square feet). The Company also acquired a second, 35,000 square foot facility, in May 2021 which was renovated and moved into in January 2022 for use in its BTS division. This additional space will enable growth in revenue-based activities and, more importantly, cathode commercialisation and new internal development work.

NOVONIX BTS has increased its investment in the intellectual property developed around cathode synthesis technology, which the Company believes could enable a substantial reduction in the cost of producing high energy density (high nickel-based) cathode materials. NOVONIX BTS has established a small-scale pilot line for the development of the technology and has filed two patent applications relating to this technology. Additionally, it expects to leverage NOVONIX BTS’ battery cell pilot line and cell testing capabilities to further expand the dedicated cathode development team and install larger-scale pilot synthesis capabilities to demonstrate the manufacturability of the technology along with the performance in industrial format lithium-ion cells.

NOVONIX continues to invest in the ESS market through its partnership with Emera Technologies, under which we are designing battery pack systems to support microgrids that will provide solar power directly to homes in North America. On June 6, 2022, NOVONIX and Emera Technologies announced the delivery of their first-of-its-kind, custom-designed microgrid battery prototype. The prototype was developed by NOVONIX to support Emera Technologies’ residential microgrid system, BlockEnergy™, which is operating in a residential pilot project south of Tampa, Florida. Emera Technologies is a Florida-based subsidiary of Emera Inc., which is a Nova Scotia-based power utility Company. This opportunity highlights the value of BTS in working with companies and industries across the battery value chain.

NOVONIX leverages patent pending Dry Particle Microgranulation (DPMG) to eliminate wastewater and use simpler metal inputs to reduce cathode manufacturing costs or improve yield in cathode manufacturing. NOVONIX’s cathode synthesis technology is well-positioned to become a part of supporting the expected significant growth in the cathode market for the lithium-ion battery industry. These single-crystal materials offer enhanced energy density and long life. NOVONIX’s synthesis technology could further improve the cost, performance, and sustainability of these materials, which would be targeted for use in electric vehicles and energy storage applications.

In March 2022, the Honourable Ginette Petitpas Taylor, Minister responsible of ACOA (Atlantic Canada Opportunities Agency), announced a repayable contribution of C$1 million to BTS to purchase specialized equipment for its new 35,000 square foot Halifax facility, where NOVONIX will pilot its cost-effective and environmentally friendly method of cathode material production. The equipment is on track to hit our 10 tonnes per annum production milestone by the first quarter of fiscal

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2023.

The capabilities of our commissioned, on-site analytical lab, coupled with the access to BTS’ pilot line and cell testing resources, allow the NOVONIX R&D team to efficiently work on the synthesis and analysis of new materials. The team has also opened engagement with multiple current commercial precursor and cathode suppliers to discuss the Company’s technology and current state of demonstration capability in terms of synthesizing capability and performance. In fiscal year 2022, NOVONIX also engaged with multiple established and potential lithium suppliers in material evaluation programs which build on the Company’s initiatives in cathode precursor as well as final cathode synthesis technology.

NOVONIX partnered with Next Generation Manufacturing Canada (NGen) in December 2021, announcing CAD$1.675 million in grant funding towards a nearly CAD$18 million investment in facilities, equipment and people. This facility and expanded capabilities are helping to build out a Canadian battery materials supply chain, limit the dependence on Asia for raw materials and technology, and capitalize on the growth created by increasing demand for electric vehicles and grid energy storage.

The Company is in the process of expanding the internal cathode development team and capabilities, while driving process development internally and collaboratively with Dr. Obrovac’s group at Dalhousie pursuing new intellectual property. The Company also works with multiple established lithium and metal suppliers in material evaluation programs, which build on the Company’s initiatives in cathode precursor as well as final cathode synthesis technology. NOVONIX is positioned to become a market leader in cathode synthesis technology as it pursues these development opportunities.

NOVONIX ANODE MATERIALS (NAM) DIVISION

The NOVONIX Anode Materials division advances the development and commercialisation of ultra-long-life, high-performance anode material for the lithium-ion battery market focused on electric vehicle and energy storage applications that demand long life and high performance.

In fiscal year 2022, NAM made significant progress towards expanding production capacity for battery-grade synthetic graphite material. NOVONIX closed on the purchase of a 400,000+ square-foot facility in Chattanooga, Tennessee, which we refer to as “Riverside,” the planned site for expansion to at least 10,000 tonnes per year of production capacity by 2023. In November 2021, U.S. Secretary of Energy Jennifer Granholm attended an inaugural celebration at Riverside as the keynote speaker.

Additionally, the NOVONIX Anode Materials division has initiated further expansion plans beyond Riverside. The team focused on plant design and engineering has begun to work on the 30,000 tpa (Phase 2) plant build-out, which includes site selection, plant layout, and engineering design.

NOVONIX continues to produce anode materials using the Generation 2 furnace system to support next steps in customer qualification programs. As of March 2022, NOVONIX Anode Materials completed all equipment installation for Generation 2 furnace lines and associated equipment. The Company continues to work with two of the world’s largest battery manufacturers (SAMSUNG SDI

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and SANYO ELECTRIC, a subsidiary of PANASONIC Corporation), including providing updated information and samples to support ongoing requirements with plans to deliver mass production samples that will meet manufacturer specifications from our Generation 3 furnaces. Notably, the first two Generation 3 furnace systems were installed at Riverside and commissioning continues to progress on track to meet ongoing production targets. We continue sampling and testing engagements with other key battery and automotive manufacturers with expansion plans in North America.

Further advancing its mission of developing and supplying materials and technologies to support longer-life and lower-cost batteries that will enable a cleaner energy future, NOVONIX entered a Technology Development Agreement with Phillips 66 in January 2022 to cooperate on the development of new feedstocks and synthetic graphites with reduced carbon-intensive processing. Through the Company’s internal development and partnerships such as that with Phillips 66, NOVONIX is well positioned to bring a cleaner, local supply chain to meet North American demand for high-grade synthetic graphite.

On 31 January 2022, NOVONIX entered into definitive transaction agreements with KORE Power, Inc. (“KORE Power”) to advance and strengthen the domestic lithium-ion battery supply chain. Through this partnership, NOVONIX will be the exclusive supplier of graphite anode material to KORE Power through a five-year supply agreement, with deliveries ramping up from 3,000 tonnes per annum beginning 2024 to 12,000 tonnes per annum in 2027. In addition, NOVONIX acquired an approximate 5% stake in KORE Power with USD$25 million consideration paid in a combination of 50% cash and 50% NVX shares.

In June 2022, the Company released the results of a Life Cycle Assessment (“LCA”) conducted by Minviro Ltd., a London-based, globally recognized sustainability and life cycle assessment consultancy. The LCA was conducted on one of the Company’s grades of graphite materials, GX-23. The results of this assessment showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite produced in China and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China. The LCA results support the Company’s position as a leader in sustainability and cleaner energy across the automotive and energy storage sectors.

The global demand for high-performance anode materials continues to increase exponentially as the world grapples with increasing energy supply and demand imbalances, as demonstrated by the growing desire for a domestic localised battery supply chain. Further, NOVONIX is opportunistically positioned to benefit from potential government funding opportunities offered through the Bipartisan Infrastructure Law, Defense Production Act, and Department of Energy Loan Program Office, all of which aim to advance the domestic processing of critical materials. Companies are seeking partnerships with dependable and qualified suppliers who can accelerate execution and scale production of high-performance anode materials quickly within their domestic markets. The NOVONIX Anode Materials division is well-positioned to capitalise on international collaboration opportunities, having shown industry excellence in material production and a demonstrated track record of

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scalability.

MOUNT DROMEDARY

The Mount Dromedary Graphite Project is a world-class, high-grade (18%+) natural graphite deposit located in Northern Queensland, Australia.

Despite the favourable characteristics of this natural graphite deposit, exploration was put on hold given the substantially more favourable investment opportunities for the Company through the manufacturing of advanced battery anode materials and the development of new battery technologies. During fiscal year 2022, management initiated a strategic review of the graphite deposit asset. No findings have been released and there can be no assurances that the strategic review will result in further development of the asset.

The Company continues to hold the project in good standing while monitoring the market.

TENEMENT LIST

Tenement	Permit Holder	Grant date	NVX Rights	Expiry date
EPM 26025	Exco Resources Limited	14/12/2015	100% (Sub-Blocks Normanton 3123 D, J, N, O and S)	13/12/2025
EPM 17323	MD South Tenements Pty Ltd (Subsidiary of NOVONIX Limited)	20/10/2010	100%	19/10/2022
EPM 17246	MD South Tenements Pty Ltd	26/10/2010	100%	25/10/2022

END OF REVIEW OF OPERATIONS AND ACTIVITIES

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DIRECTORS’ REPORT

Your Directors present their report on the consolidated entity consisting of NOVONIX Limited and the entities it controlled at the end of, or during, the year ended 30 June 2022. Throughout the report, the consolidated entity is referred to as the Group.

DIRECTORS AND COMPANY SECRETARY

The following persons were Directors of NOVONIX Limited during the whole of the financial year and up to the date of this report:

Tony Bellas

Robert Cooper

Andrew Liveris

Robert Natter

Zhanna Golodryga – appointed 20 October 2021

Jean Oelwang – appointed 2 March 2022

Greg Baynton – ceased 30 November 2021
Trevor St Baker – ceased 26 May 2022

Chris Hay (alternate for Trevor St Baker) – ceased 26 May 2022

The Company Secretary is Suzanne Yeates. Appointed to the position of Company Secretary on 18 September 2015, Ms. Yeates is a Chartered Accountant and Founder and Principal of Outsourced Accounting Solutions Pty Ltd. She holds similar positions with other public and private companies.

PRINCIPAL ACTIVITIES

During the year, the principal activities of the Group included investment in scalability efforts to increase production capacity of anode materials, commercialisation of the Company’s cathode technology and expansion of cell assembly and testing capabilities.

DIVIDENDS

The Directors do not recommend the payment of a dividend. No dividend was paid during the year.

COVID 19 IMPACT

The unprecedented conditions created by COVID 19 have affected the operations of the Company, as they have for most organisations. Operations were affected at times by restrictions imposed by authorities and international and domestic travel restrictions impacted our ability to advance some key elements of our business development agenda.

REVIEW OF OPERATIONS

Information on the operations and financial position of the Group and its business strategies and prospects are set out in the review of operations and activities on pages 2-10 of this annual report.

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SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In August 2021, NOVONIX entered into a placement agreement with Phillips 66 for the issue of 77,962,578 ordinary shares in NOVONIX Limited for total consideration of USD$150M (AUD$208M).

On 31 January 2022, NOVONIX Limited entered a Securities Purchase Agreement with KORE Power, Inc. under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totalled USD$25M and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

Also on 31 January 2022, NOVONIX Limited entered into a binding Supply Agreement with KORE Power, under which NOVONIX is the exclusive supplier to KORE Power’s US large scale battery cell manufacturing facility. NOVONIX will begin supplying graphite anode material at a rate of 3,000 tonnes per annum beginning in 2024 and ramping up to approximately 12,000 tonnes per annum in 2027, subject to customer requirements. The Supply Agreement is for an initial term of five years, with automatic renewal for a subsequent five-year term.

On 1 February 2022 NOVONIX commenced trading on the Nasdaq Stock Market (‘Nasdaq’).

There were no other significant changes in the state of affairs of the Group during the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Comments on likely developments and expected results of operations are included in the review of operations and activities on pages 2-10.

EVENTS SINCE THE END OF THE FINANCIAL YEAR

There have been no matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

ENVIRONMENTAL REGULATION

The Group is subject to environmental regulation in respect of its mining, exploration and development activities in Australia and is committed to undertaking all its operations in an environmentally responsible manner.

To the best of the Directors’ knowledge, the Group has adequate systems in place to ensure compliance with the requirements of all environmental legislation and are not aware of any breach of those requirements during the financial year and up to the date of the Directors’ report.

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INFORMATION ON DIRECTORS

The following information is current as at the date of this report.

Admiral R J Natter. Chair – non-executive
Experience and expertise	Robert J. Natter retired from active military service with the US Navy in 2003 and now has 17 years’ experience in the private sector of the US and Australia markets.

During his Navy career, Admiral Natter served as the Commander of the US Seventh Fleet, controlling all U.S. Navy operations throughout the western Pacific and Indian Oceans. As a four-star Admiral, Natter was Commander in Chief of the U.S. Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases and the training and readiness of all Navy ships, submarines, and aircraft squadrons based there.

He is on the Board and chairs the Governance and Compensation Committee of Allied Universal Security Company with over 700,000 employees worldwide. He also serves on the Board of Intellisense (ISI), a privately held technology company based in Torrance, California.

He also serves on the U.S. Naval Academy Foundation Board and was Chairman of the Academy Alumni Association, representing over 60,000 living Academy alumni. He also served on the Navy Seal Museum and the Yellow Ribbon Fund Boards.

Other current directorships	N/A
Former listed directorships in last 3 years	Non-executive Director of Corporate Travel Management Limited (2014-2020).
Special responsibilities	Chairman
Interests in shares and options	2,225,258 ordinary shares 1,500,000 options

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A G Bellas. Deputy Chair – non-executive
Experience and expertise

Mr. Bellas was the inaugural Chair of the Company on his appointment in August 2015. He brings over 35 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, he held the position of CEO of Ergon Energy Ltd, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy Ltd, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-fired and coal-fired plant at four locations. Mr. Bellas previously had a long career with Queensland Treasury, achieving the position of Deputy Under Treasurer.

Mr. Bellas is a director of the listed companies shown below and is also a director of Healthcare Logic Global Ltd, Loch Explorations Pty Ltd, Green and Gold Minerals Pty Ltd and Burlington Mining Pty Ltd.

Mr. Bellas was the inaugural Chair of the Company on his appointment in August 2015. He brings over 35 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, he held the position of CEO of Ergon Energy Ltd, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy Ltd, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-fired and coal-fired plant at four locations. Mr. Bellas previously had a long career with Queensland Treasury, achieving the position of Deputy Under Treasurer.

Mr. Bellas is a director of the listed companies shown below and is also a director of Healthcare Logic Global Ltd, Loch Explorations Pty Ltd, Green and Gold Minerals Pty Ltd and Burlington Mining Pty Ltd.

Other current directorships	Chairman of intelliHR Limited and Deputy Chairman of State Gas Limited.
Former listed directorships in last 3 years	Chairman of Corporate Travel Management Ltd (ceased 2019). Chairman of ERM Power Ltd (ceased 2019). Chairman of Shine Justice Limited (ceased 2020).
Special responsibilities	Chair of the Audit Committee Member of the Remuneration Committee Member of the Nomination Committee
Interests in shares and options	2,412,374 ordinary shares

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Andrew N. Liveris. Non-Executive Director
Experience and expertise

A recognised global business leader with more than 40 years at the Dow Chemical Company, Mr. Liveris' career has spanned roles in manufacturing, engineering, sales, marketing, and business and general management around the world.

During more than a decade as Dow’s CEO, Mr. Liveris led the Dow’s transformation from a cyclical commodity chemicals manufacturing company into a global specialty chemical, advanced materials, agro-sciences, and plastics company.

Andrew is a director of the listed companies shown below and has also been appointed as the Chair of the Brisbane Organising Committee for the 2032 Olympic and Paralympic Games.

A recognised global business leader with more than 40 years at the Dow Chemical Company, Mr. Liveris' career has spanned roles in manufacturing, engineering, sales, marketing, and business and general management around the world.

Other current directorships

Chairman of Lucid Motors (NASDAQ: LCID)

Non-executive director of Saudi Arabian Oil Company (Saudi Aramco) and Worley Parsons Limited (ASX: WOR).

Non-executive director of International Business Machines (IBM) Corporation (NYSE: IBM).

Former listed directorships in last 3 years	Executive Chairman of DowDuPont Inc (NYSE: DWDP) (ceased 2018). Chairman and Director of The Dow Chemical Company (NYSE: DOW) (ceased 2018).
Special responsibilities	N/A
Interests in shares and options	9,198,794 ordinary shares 9,000,000 options

R Cooper. Non-Executive Director
Experience and expertise

Mr. Cooper is a mining engineer with almost 30 years' industry experience, having held leadership roles across a diverse range of commodities, both in Australia and overseas. He has a broad foundation of operating and technical experience in both operations and project development. Mr. Cooper has previously held leadership positions with BHP Billiton as General Manager of Leinster Nickel Operations within Nickel West, and as Asset President of Ekati Diamonds in Canada. He more recently held senior positions with Discovery Metals as General Manager-Operations in Botswana and as General Manager-Development. Robert is currently the CEO of Round Oak Minerals Pty Limited, a 100% owned subsidiary of the Washington H. Soul Pattinson Group of companies.

Other current directorships	N/A
Former listed directorships in last 3 years	Non-executive Director of Verdant Minerals Limited (ceased 2019). Non-executive Director of Syndicated Metals Limited (ceased 2019).
Special responsibilities	Chairman of the Audit Committee. Chairman of the Remuneration Committee.
Interests in shares and options	652,612 ordinary shares 200,000 options

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Z Golodryga. Non-executive Director
Experience and expertise

A recognised global business leader with more than 35 years in the Oil & Gas Energy industry, Mrs. Golodryga’s career has spanned roles in Engineering, Information Technology, Business Transformation, and general management around the world.

During more than five years as Chief Digital and Administrative Officer at Phillips 66, Golodryga led the Phillips 66’s transformation into a global Digital Energy leader in the industry. Mrs. Golodryga brings over 20 years’ experience as a senior Information Technology, Procurement, and Digital Transformation executive in the energy industry.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of the Audit Committee.
Interests in shares and options	N/A

J Oelwang. Non-Executive Director
Experience and expertise

Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the US. This included roles in marketing, customer service, sales, and as a CEO.

Over the last 17 years, she has been the CEO and President of Virgin Unite, helping lead the incubation and start-up of several global initiatives, many with a focus on sustainability, including: The Elders, The B Team, The Carbon War Room (merged with RMI), Ocean Unite, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy.

She is on the Advisory Council of The Elders, is a B Team leader, is the cofounder of Plus Wonder, and the author of the book Partnering.

Other current directorships	N/A
Former listed directorships in last 3 years	N/A
Special responsibilities	Member of Remuneration Committee.
Interests in shares and options	N/A

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

MEETINGS OF DIRECTORS

The number of meetings of the Company’s Board of Directors and of each Committee held during the year ended 30 June 2022, and the number of meetings attended by each Director were:

	Full meetings of Directors		Meetings of Audit Committee		Meeting of the Remuneration Committee
	A	B	A	B	A	B
Admiral R J Natter A Bellas	12 12	12 12	N/A 3	N/A 3	N/A 6	N/A 6
G A J Baynton	7	7	2	2	N/A	N/A
R Cooper A Liveris Z Golodryga J Oelwang	12 12 7 3	12 12 7 3	3 N/A 1 N/A	3 N/A 1 N/A	6 6 N/A 2	6 6 N/A 2
T St Baker	8	11	N/A	N/A	N/A	N/A
C Hay	9	11	N/A	N/A	N/A	N/A

A = Number of meetings attended

B = Number of meetings held during the time the director held office, was a member of the committee during the year and was not absent from a meeting due to a conflict of interest.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT

The remuneration report has been audited as required by s308 (3C) of the Corporations Act 2001.

The Directors present the NOVONIX Limited 2022 remuneration report, outlining key aspects of our remuneration policy and framework, and remuneration awarded this year.

The report is structured as follows:

(a) Key management personnel (KMP) covered in this report

(b) Remuneration policy and link to performance

(c) Elements of remuneration

(d) Link between remuneration and performance

(e) Remuneration expenses for executive KMP

(f) Contractual arrangements for executive KMP

(g) Non-executive Director arrangements

(h) Additional statutory information

(a) Key management personnel covered in this report

Non-executive and Executive Directors (see pages 13 to 16 for details about each Director)
R Natter (Non-executive Chairman) (executive from 24 September 2020 to 30 November 2021) A Bellas (Non-executive Director)

R Cooper (Non-executive Director)

A Liveris (Non-executive Director)

Z Golodryga (Non-executive Director) (appointed 20 October 2021)

J Oelwang (Non-executive Director) (appointed 2 March 2022)

G A J Baynton (Non-executive Director) (ceased 30 November 2021)

T St Baker (Non-executive Director) (ceased 26 May 2022)

C Hay (Alternate non-executive Director) (ceased 26 May 2022)

Other key management personnel

Name	Position
J C Burns	Group CEO
N Liveris	Group CFO
R Buttar	Senior Vice President and General Counsel.

Changes since the end of the reporting period

There have been no changes to key management personnel since the end of the reporting period.

(b) Remuneration policy and link to performance

The Remuneration Committee (“Committee”) was formed in the prior financial year and is made up of majority of independent non-executive directors. The Committee reviews and determines the remuneration policy and structure annually to ensure it remains aligned to business needs and meets our remuneration principles. From time to time, the Committee also engages external remuneration consultants to assist with this review, see page 33 for further information. In particular, the board aims to ensure that remuneration practices are:

• competitive and reasonable, enabling the Company to attract and retain key talent

• aligned to the Company’s strategic and business objectives and the creation of shareholder value

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

• transparent and easily understood, and

• align with shareholder interests and are acceptable to shareholders

REMUNERATION REPORT (CONTINUED)

Element	Purpose	Performance metrics	Potential value	Changes for FY 2022
Fixed remuneration (FR)	Provide competitive market salary including superannuation and non-monetary benefits	Nil	Positioned at market (50th percentile).	Change to market (50th percentile).
STI	Reward for in-year performance	Based on Group KPIs.	Positioned at market (ranging from 50% to 100% of fixed remuneration).	Reduction from maximum award of 150% of base salary in prior year.
LTI	Alignment to long-term shareholder value	50% retention, 50% based on Group KPIs.	Positioned at market. Variable subject to share price and other inputs.	Change to 50% of LTI vesting on retention, and 50% vesting based on Group KPIs.

Balancing short-term and long-term performance

Annual incentives for FY22 were set at the 50th market percentile, referencing a peer group selected by AON, external remuneration consultant, and endorsed by the Board.

Long term incentives for FY22 were set at the 25th market percentile and are designed to promote long-term stability in shareholder returns.

Assessing performance

The board of directors is responsible for assessing performance against KPIs and determining the STI and LTI to be paid.

(c) Elements of remuneration

(i) Fixed annual remuneration (FR)

Executives receive their fixed remuneration as cash. FR is reviewed annually and is benchmarked against market data for comparable roles in companies operating in North America, in similar industries and with similar market capitalisation. The board has the flexibility to take into account capability, experience, value to the organisation and performance of the individual.

Superannuation is included in FR for executives.

In FY 2022, fixed remuneration was increased for all executives, with an average increase of 80%. This was done to align remuneration with the 50th percentile for comparative roles across a selected peer group.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

(ii) Short term incentives

Short term incentives for all key management personnel have been in place for FY2022. KMP were eligible to receive a cash bonus of between 50% to 100% of their base salary at the end of the financial year subject to the executive achieving the KPIs set for them during the financial year.

The Company reserves the right to pay any STI cash bonus by way of an issue of fully paid ordinary shares at the sole discretion of the Board of Directors. For the purpose of calculating the number of shares to be issued to the executive, the issue price of the shares shall be based on the 10 day volume weighted average price of shares.

If an executive does not achieve each of the KPIs during the financial year, the Remuneration Committee, using its discretion, shall recommend to the Board the appropriate pro rata STI cash bonus to be received by the Executive. The Board of Directors shall make this determination for all Executives.

Structure of the short-term incentive plan

Feature	Description
Max opportunity	KMP executives: 50%-100% of fixed remuneration
Performance metrics	The STI metrics align with our strategic priorities.
	Metric	Target	Weighting	Reason for selection
	Plant commissioning and safety targets.	June 2022	45%	Focus of the Group’s growth strategy.
	Cash management targets.	June 2022	15%	Focus of the Group’s growth strategy.
	Execution of customer agreements, partnership agreements and pursuit of opportunities with adjacent technologies.	June 2022	40%	Focus of the Group’s growth strategy.
Delivery of STI	STI awarded in cash will be paid after the end of the financial year.
Board discretion	The Board has discretion to adjust remuneration outcomes up or down to avoid any inappropriate or anomalous reward outcomes, including reducing (down to zero, if appropriate) any deferred STI award.

(iii) Long-term incentives

Executive KMP participate in the Long-Term Incentive Program (“LTIP”) comprising grants of performance rights, with varying vesting conditions.

From FY2023, the Group is moving to an LTIP comprising annual grants of performance rights, with varying vesting conditions.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

Performance Rights

The following performance rights were granted to KMP during the financial year:

Executive	Grant Date	Number of rights	Vesting date	Vesting Conditions
Chris Burns	30/11/2021	200,000[1]	30/11/2021	None
	28/01/2022	706,000	30/06/2024	Vest subject to continued employment
	28/01/2022	706,000	30/06/2024	Vest subject to achievement of agreed FY24 revenue targets.
Nick Liveris	30/11/2021	200,000[1]	30/11/2021	None
	28/01/2022	333,915[2]	30/06/2024	Vest subject to continued employment
	28/01/2022	333,916[2]	30/06/2024	Vest subject to achievement of agreed FY24 revenue targets.
Rashda Buttar	28/01/2022	127,619	30/06/2024	Vest subject to continued employment
	28/01/2022	127,619	30/06/2024	Vest subject to achievement of agreed FY24 revenue targets.
	6/10/2021	150,000	¼ 22/04/2022 ¼ 22/04/2023 ¼ 22/04/2024 ¼ 22/04/2025	Continued employment.
Anthony Bellas	30/11/2021	200,000[1]	30/11/2021	None
Robert Natter	30/11/2021	200,000[1]	30/11/2021	None

1 The performance rights vested immediately and were exercised on 14 December 2021. The exercise of the performance rights resulted in the issue of 599,851 fully paid ordinary shares, as the exercise of some of the performance rights were settled on a net of tax basis.

2 The grant and issue of the performance rights is subject to Shareholder approval which will be sought at the 2022 Annual General Meeting of Shareholders.

Options

No options have been awarded to Directors or KMP during the financial year.

(d) Link between remuneration and performance

During the year, the Group has incurred losses from its principal activities supplying advanced battery materials, equipment and services to the global battery market. As the Company is still growing the business, the link between remuneration, corporate performance and shareholder value is difficult to define. The Company’s share price is influenced by, inter alia, fluctuations in current and expected demand for electric vehicles and ESS, technology adoption, international market prices for battery

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

anode materials, and general market sentiment towards the battery materials and lithium-ion battery sectors, and, as such, increases or decreases in share price may occur quite independently of Executive performance or Company performance.

REMUNERATION REPORT (CONTINUED)

Given the nature of the Group’s activities and the consequential operating results, no dividends have been paid or proposed. There have been no returns of capital in the current or previous financial periods. The details of market price movements are as follows:

Period	Share price
Year end 30 June 2022 Year end 30 June 2021 Year end 30 June 2020 Year end 30 June 2019 Year end 30 June 2018 Year end 30 June 2017 Year end 30 June 2016 IPO price - 2 December 2015	$2.28 $2.22 $0.87 $0.44 $0.61 $0.75 $0.35 $0.20

(e) Remuneration expenses for executive KMP

The following table shows details of the remuneration expense recognised for the Group’s executive key management personnel for the current and previous financial year measured in accordance with the requirements of the accounting standards.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

Name	Year	Fixed remuneration				Variable remuneration
		Cash salary	Post- employment benefits	Termination payments	Non-monetary benefits[3]	STI[4]	Discretionary payment[2]	Performance/Share rights[1]	Options[1]	Total
Executive Directors
P M St Baker (Ceased 23/09/2020)	2022	-	-	-	-	-	-	-	-	-
2021	22,951	1,536	75,000	-	-	-	-	-	99,487
Other key management personnel (Group)
Chris Burns	2022	879,884	17,598	-	2,651	938,377	-	4,152,013	303,145	6,293,668
2021	365,560	-	-	-	210,000	100,000	1,590,000	1,316,122	3,581,682
Nick Liveris	2022	552,588	65,712	-	-	580,320	-	2,653,536	106,693	3,958,849
2021	299,433	-	-	4,288	192,000	100,000	795,000	309,394	1,700,115
R Buttar (Appointed 22/04/2021)	2022	499,374	73,499	-	-	262,232	-	681,601	-	1,516,706
2021	61,962	-	-	-	22,700	-	-	-	84,662

1Performance rights, share rights and options are expensed over the performance period, which includes the year in which the rights and options are awarded / granted and the subsequent vesting period.

2 During the prior financial year some KMP were paid discretionary payments to reflect their contribution which in the opinion of the directors is outside the scope of the ordinary duties of their roles as KMP.

3 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

4 C Burns and N Liveris were both entitled to an STI equivalent to 100% of their cash salary for FY2022. The amount disclosed for STI differs to the amount disclosed as cash salary due to movements in foreign currency as STI’s for FY22 have been accrued in USD and translated at the closing AUD:USD spot rate.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

Name	Year	Fixed remuneration	Variable remuneration
		Cash salary	Post- employment benefits	Termination payments	Non-monetary benefits[3]	STI[4]	Discretionary payment[2]	Performance/Share rights[1]	Options[1]	Total
Non-executive Directors
R Natter (Exec from 24/9/2020 to 30/11/2021)	2022	171,543	-	-	-	-	-	2,390,000	56,522	2,618,065
	2021	163,194	-	-	-	-	50,000	-	56,522	269,716
A Bellas	2022	170,992	17,099	-	-	-	-	3,178,700	-	3,366,791
	2021	71,005	6,714	-	-	-	50,000	-	-	127,719
G A J Baynton (Ceased 30/11/2021)	2022	31,078	3,108	-	-	-	-	328,625	-	362,811
	2021	60,300	5,729	-	-	-	-	-	-	66,029
R Cooper	2022	96,368	9,637	-	-	-	-	788,700	-	894,705
	2021	71,005	6,745	-	-	-	-	-	-	77,750
A Liveris	2022	71,083	7,108	-	-	-	-	788,700	508,697	1,375,588
	2021	51,005	4,845	-	-	-	-	-	508,697	564,547
Z Golodryga (Appointed 20/10/2021)	2022	59,529	-	-	-	-	-	209,711	-	269,240
	2021	-	-	-	-	-	-	-	-	-
J Oelwang (Appointed 2/3/2022)	2022	19,431	-	-	-	-	-	-	-	19,431
	2021	-	-	-	-	-	-	-	-	-
T St Baker (Appointed 24/09/2020)	2022	57,365	5,736	-	-	-	-	710,905	-	774,006
	2021	39,245	3,728	-	-	-	-	-	-	42,973
Total KMP remuneration expensed	2022	2,609,235	199,497	-	2,651	1,780,929	-	15,882,491	975,057	21,449,860
	2021	1,205,660	29,297	75,000	4,288	424,700	300,000	2,385,000	2,190,735	6,614,680

1Performance rights, share rights and options are expensed over the performance period, which includes the year in which the rights and options are awarded / granted and the subsequent vesting period.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

2 During the prior financial year some KMP were paid discretionary payments to reflect their contribution which in the opinion of the directors is outside the scope of the ordinary duties of their roles as KMP.

C Hay did not receive any remuneration in FY2021 or FY2022.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

(f) Contractual arrangements with executive KMP’s

Component	Chris Burns	Nick Liveris	Rashda Buttar
Fixed remuneration	CAD$808,112	USD$400,000	USD$361,500
Contract duration	Ongoing contract	Ongoing contract	Ongoing contract
Notice by the individual / company	3 months	3 months	3 months

An external remuneration consultant was engaged to benchmark executive salaries. As a result of the review, executive salaries were adjusted to be positioned at the 50th percentile of the market.

The cash salary in the Remuneration table on page 24 represents the AUD translated amount of their local currency salary.

(g) Non-executive Director arrangements

As a result of the Group’s increased focus and expansion of operations in the United States, in FY2021 the Company undertook an independent assessment of its remuneration framework for Non-executive Directors. The assessment concluded that Non-executive Director remuneration should include both a cash component and an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-Executive Directors of the Company each financial year with a fixed US dollar value of USD$110,000.

At the 2021 AGM, the Shareholders approved the issue of the FY2022 Share Rights to Directors. The number of Share Rights issued was calculated by dividing the value of the Share Rights (USD$110,000) by the closing share price of the Company’s Shares on the ASX on 30 June 2021 and the USD/AUD spot rate as at 30 June 2021. The Share Rights for FY2022 automatically vested on 30 June 2022.

It a Non-Executive Director is appointed during the financial year, the number of Share Rights to be issued comprises a pro-rata amount of the USD 110,000 value of the Share Rights, based on the date of the Non-Executive Directors appointment, as a proportion of the financial year. The number of Share Rights is then calculated by dividing the value of the Share Rights by the closing share price of the Company’s shares on the ASX and the USD/AUD spot rate on the trading day immediately prior to the Non-Executive Directors appointment.

If a Non-Executive Director ceases to hold office as a Director prior to the Vesting Date, that person's Share Rights will lapse, and they will be entitled to a pro-rata amount of Shares representing the proportion of the relevant financial year that such person was appointed as a Non-Executive Director.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

The table below shows the value of share rights that were granted, exercised and forfeited during FY 2022.

Non-executive Director Share Rights
2022	Number granted	Value granted $	Value exercised $	Number forfeited	Value forfeited
G A J Baynton	27,500	328,625	-	-	-
A Bellas	66,000	788,700	-	-	-
R Cooper	66,000	788,700	-	-	-
Z Golodryga	17,549	209,711	-	-	-
A Liveris	66,000	788,700	-	-	-
R Natter	-	-	-	-	-
J Oelwang	-	-	-	-	-
T St Baker	66,000	788,700	-	6,510	77,795

The non-executive directors received the following cash fees:

	$ USD	$ AUD equivalent[1]
Chairman	106,000	146,248
Base non-executive Director fee	50,000	68,985
Chair of Audit Committee	20,000	27,594
Member of Audit Committee	10,000	13,797
Chair of Remuneration Committee	12,500	17,246
Member of Remuneration Committee	6,250	8,623

1 USD cash fees recommended by the Remuneration Consultant and translated at the average FX rate for FY2022.

The current base fees were reviewed with effect from 1 July 2021.

The maximum annual aggregate non-executive Directors’ fee pool limit is USD$600,000 (excluding share-based payments) and was approved by shareholders at the 2021 Annual General Meeting.

Any director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director may be paid extra remuneration as determined by the directors, which will not form part of the aggregate fee pool limit above. Non-executive directors are not entitled to any performance-related remuneration or retirement allowances outside of statutory superannuation entitlements. However, at the 2021 AGM, to incentivise Robert Natter and Anthony Bellas to work towards the long-term growth of the Company and align their interests to Shareholders, Shareholders approved the grant of 200,000 Performance Rights to both Robert Natter and Anthony Bellas.

All Non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment. The letter summarises the board policies and terms, including remuneration relevant to the office of Director.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

(h) Additional statutory information

(i) Performance based remuneration granted, forfeited and cancelled during the year

The table below shows for each KMP how much of their STI cash bonus was awarded and how much was forfeited. It also shows the value of performance rights that were granted, exercised, forfeited and cancelled during FY 2022. The number of performance rights and percentages vested/forfeited for each grant are disclosed in section (ii) on pages 27 to 30 below.

	Total STI bonus		LTI performance rights
2022	Total STI opportunity (% of base salary)	Awarded %	Forfeited %	Value granted $	Value exercised $*
G A J Baynton	-	-	-	-	-
A Bellas	-	-	-	2,390,000	1,846,000
R Cooper	-	-	-	-	-
Z Golodryga	-	-	-	-	-
A Liveris	-	-	-	-	-
R Natter	-	-	-	2,390,000	1,846,000
J Oelwang	-	-	-	-	-
T St Baker	-	-	-	-	-
C Burns	100%	100%	Nil	4,152,013	1,846,000
N Liveris	100%	100%	Nil	3,223,376^	1,846,000
R Buttar	50%	100%	Nil	681,601	153,375

* The value at the exercise date of options/performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at that date.

^ 667,831 of the performance rights are subject to shareholder approval which will be sought at the 2022 Annual General Meeting of Shareholders scheduled for 26 October 2022. The value granted represents an estimate of the fair value of the share-based payment as the performance rights will not be formally granted until shareholder approval is obtained at the 2022 Annual General Meeting of Shareholders scheduled for 26 October 2022.

(ii) Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

Name Grant Date	Vesting Date	Expiry Date	Number Under Option	Exercise Price	Value per Option at Grant date	Performance Achieved	Vested %
R Natter
31/07/2019	01/02/2022	05/08/2024	500,000	$0.50	$0.35	100%	100%
A Liveris
31/07/2019	01/02/2022	05/08/2024	4,500,000	$0.50	$0.35	100%	100%
C Burns
24/05/2019	01/02/2022	05/08/2024	500,000	$0.50	$0.34	100%	100%
13/03/2019	28/02/2024~	Cessation of employment	850,000	$0.50	$0.54	-	-
13/03/2019	31/03/2024~	Cessation of employment	850,000	$0.50	$0.55	-	-
13/03/2019	30/04/2024~	Cessation of employment	850,000	$0.50	$0.56	-	-
13/03/2019	31/05/2024~	Cessation of employment	850,000	$0.50	$0.56	-	-
13/03/2019	30/06/2024~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/01/2025~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	28/02/2025~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	28/02/2025~	Cessation of employment	850,000	$0.50	$0.57	-	-
13/03/2019	31/03/2025~	Cessation of employment	850,000	$0.50	$0.58	-	-
13/03/2019	31/03/2025~	Cessation of employment	850,000	$0.50	$0.58	-	-
N Liveris
31/07/2019	01/02/2022	05/08/2024	500,000	$0.50	$0.35	100%	100%
21/11/2019	28/02/2024~	Cessation of employment	250,000	$0.50	$0.36	-	-
21/11/2019	31/03/2024~	Cessation of employment	250,000	$0.50	$0.37	-	-
21/11/2019	30/04/2024~	Cessation of employment	250,000	$0.50	$0.38	-	-
21/11/2019	31/05/2024~	Cessation of employment	250,000	$0.50	$0.38	-	-
21/11/2019	30/06/2024~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/01/2025~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	28/02/2025~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	28/02/2025~	Cessation of employment	250,000	$0.50	$0.39	-	-
21/11/2019	31/03/2025~	Cessation of employment	250,000	$0.50	$0.40	-	-
21/11/2019	31/03/2025~	Cessation of employment	250,000	$0.50	$0.40	-	-

~ Vesting is subject to satisfaction of performance related vesting conditions. The vesting date shown represents an estimate of when vesting conditions will be satisfied.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

The number of options over ordinary shares in the Company provided as remuneration to key management personnel is shown in the table below on page 31. The options carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share of NOVONIX Limited.

REMUNERATION REPORT (CONTINUED)

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration in the current or a future reporting period are as follows:

	Number	Grant date	Vesting date	Grant date value
R Natter	200,000	30/11/2021	30/11/2021	$11.95
A Bellas	200,000	30/11/2021	30/11/2021	$11.95
C Burns	200,000	30/11/2021	30/11/2021	$11.95
C Burns	1,412,000	28/01/2022	30/06/2024	$7.21
N Liveris	200,000	30/11/2021	30/11/2021	$11.95
N Liveris	667,831	26/10/2022^	30/06/2024	$2.28*
R Buttar Tranche 1 Tranche 2 Tranche 3 Tranche 4	37,500 37,500 37,500 37,500	6/10/2021 6/10/2021 6/10/2021 6/10/2021	22/04/2022 22/04/2023 22/04/2024 22/04/2025	$4.92 $4.92 $4.92 $4.92
R Buttar	255,238	28/01/2022	30/06/2024	$7.21

^ Subject to shareholder approval at the Annual General Meeting of Shareholders scheduled for 26 October 2022

* The value per performance right at grant date represents an estimate of the fair value of the performance rights as they will not be formally granted until shareholder approval is obtained at the 2022 Annual General Meeting of Shareholders.

The number of performance rights over ordinary shares in the Company provided as remuneration to key management personnel is shown on page 32. The performance rights carry no dividend or voting rights.

Those rights granted on 30 November 2021 vested immediately, whilst the other rights granted are dependent on the recipient remaining in employment, or achievement of performance related vesting conditions, by the vesting date.

When exercisable, each performance right is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights vest, the rights will be forfeited, except in limited circumstances that they are approved by the board on a case-by-case basis.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Share rights

The terms and conditions of each grant of share rights affecting remuneration in the current or a future reporting period are as follows:

	Number	Grant date	Vesting date	Grant date value
G Baynton	27,500	30/11/2021	30/06/2022	$11.95
A Bellas	66,000	30/11/2021	30/06/2022	$11.95
R Cooper	66,000	30/11/2021	30/06/2022	$11.95
Z Golodryga	17,549	30/11/2021	30/06/2022	$11.95
A Liveris	66,000	30/11/2021	30/06/2022	$11.95
T St Baker	66,000	30/11/2021	30/06/2022	$11.95

The number of share rights over ordinary shares in the Company provided as remuneration to key management personnel is shown on page 32. The share rights carry no dividend or voting rights.

These share rights did not have any performance related vesting conditions.

When exercisable, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

REMUNERATION REPORT (CONTINUED)

(iii) Reconciliation of options, performance rights, share rights and ordinary shares held by KMP

The table below shows a reconciliation of options held by each KMP from the beginning to the end of FY2022.

Options

2022 Name & Grant dates	Balance at the start of the year	Granted as compensation	Vested			Balance at the end of the year
	Unvested	Vested	Number	%	Exercised	Expired	Vested and exercisable	Unvested
R Natter 22 Nov 2018 31 July 2019	- 500,000	500,000 500,000	- -	- 500,000	- -	- -	- -	500,000 1,000,000	- -
R Cooper 22 Nov 2018	-	200,000	-	-	-	-	-	200,000	-
A Liveris 31 July 2019	4,500,000	4,500,000	-	4,500,000	-	-	-	9,000,000	-
C Burns 13 March 2019 24 May 2019	8,500,000 500,000	- 500,000	- -	- 500,000	- -	- -	- -	- 1,000,000	8,500,000 -
N Liveris 31 July 2019 21 November 2019	500,000 2,500,000	500,000 -	- -	500,000 -	- -	- -	- -	1,000,000 -	- 2,500,000

No options were exercised by KMP during the financial year.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

The table below shows how many performance rights were granted and vested during the year. No performance rights were forfeited during the year.

Performance Rights Name	Year granted	Balance at the start of the year		Granted as compensation	Vested during the year	Exercised during the year	Lapsed during the year	Balance at the end of the year		Maximum value yet to vest*
		Unvested	Vested					Unvested	Vested	$
A Bellas	2022	-	-	200,000	200,000	(200,000)	-	-	-	-
R Natter	2022	-	-	200,000	200,000	(200,000)	-	-	-	-
C Burns	2022	-	-	1,612,000	200,000	(200,000)	-	1,412,000	-	8,418,507
N Liveris	2022	-	-	200,000	200,000	(200,000)	-	-	-	-
R Buttar	2022	-	-	405,238	37,500	(37,500)	-	367,738	-	1,896,665

* The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

Share Rights Name	Year granted	Balance at the start of the year		Granted as compensation	Exercised during the year	Vested during the year	Forfeited during the year^	Balance at the end of the year		Maximum value yet to vest*
		Unvested	Vested					Unvested	Vested	$
G Baynton	2022	-	-	27,500	-	27,500	-	-	27,500	-
A Bellas	2022	-	-	66,000	-	66,000	-	-	66,000	-
R Cooper	2022	-	-	66,000	-	66,000	-	-	66,000	-
Z Golodryga	2022	-	-	17,549	-	17,549	-	-	17,549	-
A Liveris	2022	-	-	66,000	-	66,000	-	-	66,000	-
T St Baker	2022	-	-	66,000	-	59,490	(6,510)	-	59,490	-

^ Lapsed on Trevor St Baker’s resignation.

* The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

REMUNERATION REPORT (CONTINUED)

2022 Shareholdings Name	Balance at the start of the year	Options exercised	Performance rights exercised	Shares disposed	Other	Balance at the end of the year
Ordinary shares
R Natter	2,025,258	-	200,000	-	-	2,225,258
A Bellas	2,146,374	-	200,000	-	-	2,346,374
A Liveris	9,132,794	-	-	-	-	9,132,794
R Cooper	586,612	-	-	-	-	586,612
Z Golodryga	-	-	-	-	-	-
J Oelwang	-	-	-	-	-	-
G A J Baynton	25,290,019	-	-	-	(25,290,019)[1]	N/A2
T St Baker	64,222,832	-	-	-	(64,222,832) [1]	N/A2
C Burns	3,756,936	-	92,000	(400,000)	-	3,448,936
N Liveris	1,244,828	-	107,851	(150,000)	-	1,202,679
R Buttar	-	-	37,500	-	-	37,500

1 Represents shareholding on date of resignation.

2 No longer KMP as at 30 June 2022 therefore no balance is disclosed.

(iv) Other transactions with key management personnel

There have been no other transactions with key management personnel.

(v) Reliance on external remuneration consultants

In June 2021, the Remuneration Committee engaged AON Consulting Inc (AON) to review its existing remuneration policies and to provide recommendations on executive based salary, short-term and long-term incentive plan design. AON was paid USD$38,289 for these services.

AON has confirmed that any remuneration recommendations have been made free from undue influence by members of the group’s key management personnel.

(vi) Voting of shareholders at last year’s annual general meeting

Novonix Limited received more than 90% of “yes” votes on its Remuneration Report for the 2021 financial year. In the interests of good governance the Company discussed its Remuneration Report with Proxy Advisors prior to the 2021 AGM. The observations and feedback provided by the proxy advisors have been taken on board and reflected in this year’s Remuneration Report. The Company did not receive any other specific feedback at the AGM or throughout the year on its remuneration practices.

End of remuneration report (audited)

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

SHARES UNDER OPTION AND PERFORMANCE RIGHTS

Unissued ordinary shares

Unissued ordinary shares of NOVONIX Limited under option at the date of this report are as follow:

Date options granted	Expiry date	Exercise price	Number under option
2 November 2018	2 November 2023	$0.55	160,000
22 November 2018	6 March 2023	$0.90	66,666
22 November 2018	6 March 2023	$1.20	66,667
22 November 2018	6 March 2023	$1.40	66,667
22 November 2018	29 August 2023	$0.70	500,000
13 March 2019	Cessation of employment	$0.50	11,000,000
14 March 2019	Cessation of employment	$0.50	666,667
24 May 2019	5 August 2024	$0.50	1,000,000
31 July 2019	5 August 2024	$0.50	11,000,000
21 November 2019	Cessation of employment	$0.50	2,500,000
17 December 2019	Cessation of employment	$0.50	1,000,000
4 February 2020	Cessation of employment	$0.50	1,000,000
14 December 2020	Cessation of employment	$0.50	66,667
14 March 2021	Cessation of employment	$0.50	66,667

Unissued ordinary shares of NOVONIX Limited under performance right at the date of this report totalled 6,808,026. 600,000 of the performance rights expire on 11/12/2025 with the balance expiring on cessation of employment of the holder. 3,789,446 of the performance rights on issue were granted during the financial year, 2,418,580 performance rights were issued after year end, with the remaining 600,000 being granted in the prior financial year.

A further 667,831 performance rights, that have been awarded to Nick Liveris, have not been issued at the date of this report as they are subject to shareholder approval, which will be sought at the 2022 Annual General Meeting of Shareholders.

No performance right holder or option holder has any right to participate in any other share issue of the Company or any other entity.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

INSURANCE OF OFFICERS AND INDEMNITIES

Insurance of officers

During the financial year, NOVONIX Limited paid a premium of $9,244,224 to insure the Directors and Secretaries of the Company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

AUDIT AND NON-AUDIT SERVICES

Details of amounts paid or payable to the auditor (PricewaterhouseCoopers Australia) for audit and non-audit services during the year are disclosed in Note 8 Remuneration of auditors.

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

The Board of Directors has considered the position and, in accordance with advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

• all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor

• none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 37.

This report is made in accordance with a resolution of Directors.

R Natter

Chairman

Brisbane

31 August 2022

END OF DIRECTORS’ REPORT

Auditor’s Independence Declaration

As lead auditor for the audit of Novonix Limited for the year ended 30 June 2022, I declare that to the best of my knowledge and belief, there have been:

(a)
no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
(b)
no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Novonix Limited and the entities it controlled during the period.

Michael Shewan	Brisbane
Partner PricewaterhouseCoopers	31 August 2022

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001 T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

CORPORATE GOVERNANCE STATEMENT

NOVONIX Limited and the board are committed to achieving and demonstrating the highest standards of corporate governance. NOVONIX Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (4th edition) published by the ASX Corporate Governance Council.

The 2021 corporate governance statement is dated as at 30 June 2022 and reflects the corporate governance practices in place throughout the 2022 financial year. The 2022 corporate governance statement was approved by the board on 31 August 2022. A description of the Group's current corporate governance practices is set out in the Group's corporate governance statement which can be viewed at https://www.novonixgroup.com/governance/.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

NOVONIX LIMITED

ABN 54 157 690 830

ANNUAL FINANCIAL REPORT – 30 JUNE 2022

These financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in note 28.

The financial statements are presented in the Australian currency.

NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

All press releases, financial reports and other information are available at our website: www.novonixgroup.com.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Consolidated statement of profit or loss and other comprehensive income for the year ended 30 June 2022

		Consolidated
	Notes	2022 $		2021 $

Revenue from contracts with customers	3	8,417,763		5,227,347
Cost of goods sold (exclusive of depreciation presented separately)		(3,005,977)		(969,774)
Administrative and other expenses	5	(16,736,023)		(3,945,829)
Borrowing costs	5	(2,086,863)		(229,394)
Impairment losses	5	-		(2,764,940)
Depreciation and amortisation expenses		(5,814,905)		(1,697,754)
Loss on equity investment securities at fair value through profit or loss		(10,951,552)	-
Research and development costs		(7,040,367)		(2,809,984)
Nasdaq listing related expenses		(5,830,698)		-
Share based compensation	5	(20,190,538)		(5,948,532)
Employee benefits expense		(17,572,673)		(5,837,926)
Foreign currency (loss)/gain		7,168,642		(83,943)
Other income	4	2,202,167		984,652
Loss before income tax expense		(71,441,024)		(18,076,077)
Income tax (expense)/benefit	6	-		-
Loss for the year		(71,441,024)		(18,076,077)
Other comprehensive income for the year, net of tax Items that may be reclassified to profit or loss Foreign exchange differences on translation of foreign operations		9,167,212		(2,101,097)
Total comprehensive loss for the year		(62,273,812)		(20,177,174)
		Cents		Cents
Earnings per share for loss from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	9	(15.4 cents)		(4.9 cents)
Diluted earnings per share	9	(15.4 cents)		(4.9 cents)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Consolidated balance sheet at 30 June 2022

		Consolidated
	Notes	2022 $	2021 $
ASSETS
Current assets
Cash and cash equivalents	11	207,083,935	136,663,976
Trade and other receivables	12	3,558,016	2,042,963
Inventory	15	2,716,143	2,780,373
Prepayments	13	7,356,917	2,538,207
Escrow reserves	14	14,639,419	-
Total current assets		235,354,430	144,025,519
Non-current assets
Property, plant and equipment	16	151,184,196	31,578,445
Financial assets at fair value through profit or loss	17	24,179,998	-
Right-of-use assets	22	7,443,048	7,406,943
Exploration and evaluation assets	18	3,218,228	3,108,073
Intangible assets	19	17,938,868	16,581,709
Other assets		242,634	156,584
Total non-current assets		204,206,972	58,831,754
Total assets		439,561,402	202,857,273
LIABILITIES
Current liabilities
Trade and other payables	20	9,479,659	4,356,556
Contract liabilities	21	3,938	310,102
Lease liabilities	22	489,846	410,792
Borrowings	23	1,474,090	277,060
Total current liabilities		11,447,533	5,354,510

Non-current liabilities
Contract liabilities	21	4,352,412	-
Lease liabilities	22	7,265,686	7,120,396
Borrowings	23	52,152,452	5,986,565
Total non-current liabilities		63,770,550	13,106,961
Total liabilities		75,218,083	18,461,471
Net assets		364,343,319	184,395,802
EQUITY
Contributed equity	24	458,677,068	233,196,507
Reserves	25	59,040,536	33,132,556
Accumulated losses		(153,374,285)	(81,933,261)
Total equity		364,343,319	184,395,802

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Consolidated statement of changes in equity

For the year ended 30 June 2022

			Reserves
Consolidated Group	Contributed equity $	Accumulated losses $	Share based payments reserve $	Foreign currency translation reserve $	Convertible loan note reserve $	Total $

Balance at 1 July 2020	99,851,510	(63,857,184)	22,817,908	1,500,247	6,219,812	66,532,293
Loss for the year	-	(18,076,077)	-	-	-	(18,076,077)
Other comprehensive loss	-	-	-	(2,101,097)	-	(2,101,097)
Total comprehensive loss	-	(18,076,077)	-	(2,101,097)	-	(20,177,174)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	131,844,997	-	-	-	-	131,844,997
Settlement of limited recourse loan (note 22(j))	1,500,000		(1,252,846)			247,154
Share-based payments	-	-	5,948,532	-	-	5,948,532
Balance at 30 June 2021	233,196,507	(81,933,261)	27,513,594	(600,850)	6,219,812	184,395,802

Loss for the year	-	(71,441,024)	-	-	-	(71,441,024)
Other comprehensive loss	-	-	-	9,167,212	-	9,167,212
Total comprehensive loss	-	(71,441,024)	-	9,167,212	-	(62,273,812)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	225,480,561	-	-	-	-	225,480,561
Share-based payments	-	-	16,740,768	-	-	16,740,768
Balance at 30 June 2022	458,677,068	(153,374,285)	44,254,362	8,566,362	6,219,812	364,343,319

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Consolidated statement of cash flows

For the year ended 30 June 2022

		Consolidated
	Notes	2022 $	2021 $
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		9,033,341	5,724,549
Payments to suppliers and employees (inclusive of consumption tax)		(52,830,063)	(14,555,132)
Interest received		11,471	35,066
Payment of borrowing costs		(2,022,565)	(227,789)
Government grants received		5,454,524	851,242
Net cash outflow from operating activities	27	(40,353,292)	(8,172,064)
Cash flows from investing activities
Payments for exploration assets		(102,155)	(117,635)
Payment of escrow funds		(20,033,245)	-
Proceeds from release of escrow funds		6,111,305	-
Payments for investments	17	(17,615,757)	-
Payments for intangibles		(38,198)	-
Payments for security deposits		(209,455)	(134,250)
Payments for property, plant and equipment		(115,462,952)	(26,164,470)
Net cash outflow from investing activities		(147,350,457)	(26,416,355)
Cash flows from financing activities
Proceeds on issue of shares		208,290,142	136,818,667
Payment of share issue expenses		(190,374)	(7,908,866)
Payment of withholding tax – Performance Rights	29	(3,426,420)	-
Proceeds from borrowings		45,863,821	4,059,714
Principal elements of lease repayments		(425,506)	(190,426)
Repayment of borrowings		(791,181)	(86,543)
Net cash inflow from financing activities		249,320,482	132,692,546
Net increase/(decrease) in cash and cash equivalents		61,616,733	98,104,127
Effects of foreign currency Cash and cash equivalents at the beginning of the year		8,803,226 136,663,976	(247,813) 38,807,662
Cash and cash equivalents at the end of the year	11	207,083,935	136,663,976

Non-cash financing and investing activities 27(b)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies

Basis of preparation

These general purpose financial statements of NOVONIX Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and the Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board (“AASB”). NOVONIX Limited is a for-profit entity for the purpose of preparing the financial statements. Material accounting policies adopted in the preparation of these financial statements are presented below and have been consistently applied unless stated otherwise.

Except for cash flow information, the financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Going concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

As disclosed in the financial report, the consolidated entity incurred a net loss of $71,441,024 (30 June 2021: $18,076,077) and net operating cash outflows of $40,353,292 (30 June 2021: $8,172,064) for the year ended 30 June 2022. As at 30 June 2022 the consolidated entity has a cash balance of $207,083,935 (30 June 2021: $136,663,976) and net current assets of $223,906,897 (30 June 2021: $138,671,009).

The consolidated entity is continuing to execute on its expansion plans of reaching production capacity of 40,000 tonnes per year by 2025 and in order to fund these expansionary activities, which will primarily involve significant capital expenditure, additional funding beyond the existing cash balance at 30 June 2022 will be required.

The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

 the successful and profitable growth of the battery materials, battery consulting and battery technology businesses;

 the ability of the consolidated entity to meet its cash flow forecasts; and

 the ability of the consolidated entity to raise funds as and when necessary from either customers, governments and/or investors in the form of debt, equity and/or grant funding.

These conditions give rise to a material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the consolidated entity’s ability to continue as a going concern. The directors believe that the going concern basis of preparation is appropriate as the consolidated entity has a strong history of being able to raise capital from debt and equity sources, raising $208million in September 2021 following the investment made by Phillips 66, as well as $131million in March and May 2021.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

The Directors have considered the impact of COVID 19 and found that the pandemic has not had a significant effect on the consolidated entity’s ability to continue as a going concern.

Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial report.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

The financial statements were authorised for issue by the Directors on 31 August 2022. The Directors have the power to amend and reissue the financial statements.

a. Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (‘Company’ or ‘Parent Entity’) as at 30 June 2022 and the results of all subsidiaries for the year then ended. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

With limited exceptions, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the consideration transferred of the acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the profit and loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value, as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

b. Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

● When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

● When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

c. Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Sales of Goods

Revenue for the hardware is recognised at a point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.

Consulting services

The consulting division provides battery cell design, implementation and support services under fixed-price and variable price contracts. Revenue from providing services is recognised in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided because the customer receives and uses the benefits simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours.

Where the contracts include multiple performance obligations, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expected cost plus margin.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

OTHER INCOME

Interest

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Grant revenue

Grants from government bodies are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

d. Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODMs’). The CODMs is responsible for the allocation of resources to operating segments and assessing their performance.

e. Current and non-current classification

Assets and liabilities are presented in the balance sheet based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

f. Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within borrowings in current liabilities on the balance sheet.

g. Trade and other receivables

A receivable is recognised when the Group’s right to consideration is unconditional, which is generally when goods are delivered or services are performed, as only the passage of time is required before payment is due. Other receivables are recognised at amortised cost, less any provision for impairment.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

h. Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate proportion of variable and fixed overheads. Costs are assigned to individual items of inventory on the basis of weighted average costs.

i. Exploration and evaluation assets

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. Such expenditures comprise net direct costs and an appropriate portion of related overhead expenditure but do not include overheads or administration expenditure not having a specific nexus with a particular area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active or significant operations in relation to the area are continuing.

A regular review has been undertaken on each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

An impairment charge is recognised when the Directors are of the opinion that the carried forward net cost may not be recoverable or the right of tenure in the area lapses.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

j. Loan notes

Loan notes are initially measured at fair value less transaction costs.

Amortised cost is calculated as the amount at which the loan note is measured at initial recognition less principal repayments, and adjusted for any cumulative amortisation of the difference between that initial amount and the maturity amount calculated using the effective interest method.

The effective interest method is used to allocate interest expense over the relevant period and is equivalent to the rate that discounts estimated future cash payments over the expected life of the financial instrument to the net carrying amount of the financial liability.

Non-derivative financial liabilities, other than financial guarantees, are subsequently measured at amortised cost. Gains or losses are recognised in profit or loss through the amortisation process and when then financial liability is derecognised.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

k. Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings 25 years

Plant and equipment 2 - 20 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

l. Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

m. Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

n. Leases

The group leases a warehouse in Tennessee from which the PUREgraphite business operates.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

• fixed payments (including in-substance fixed payments), less any lease incentives receivable

• variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date

• amounts expected to be payable by the group under residual value guarantees

• the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

• payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the group:

• where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

• uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by NOVONIX Limited, which does not have recent third party financing, and

• makes adjustments specific to the lease, e.g. term, country, currency and security.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

• the amount of the initial measurement of lease liability

• any lease payments made at or before the commencement date less any lease incentives received

• any initial direct costs, and

• restoration costs.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The group does not revalue the right-of-use buildings held by the group.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture. Extension options are included in property and equipment leases across the group. These are used to maximise operational flexibility in terms of managing the assets used in the group’s operations. The extension options held are exercisable only by the group and not by the lessor.

When the group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

When the group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

• if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease in accordance with the above policy

• in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount

• if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognised in profit or loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

o. Investments and other financial assets

(i) Classification

The group classifies its financial assets in the following measurement categories:

• those to be measured subsequently at fair value (either through OCI or through profit or loss), and

• those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards or ownership.

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification or fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in Profit or Loss as other income when the group’s right to receive payments is established.

Changes in fair value of financial assets at FVPL are recognised in other gains/(losses) in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

p. Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for long service leave not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is determined using various valuation methods including Black Scholes, Binomial and the Monte Carlo Simulation method that takes into account the exercise price, the term of the performance right, the impact of dilution, the share price at grant date and expect price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Share-based payment expenses are recognised over the period during which the employee provides the relevant services. This period may commence prior to the grant date. In this situation, the entity estimates the grant date fair value of the equity instruments for the purposes of recognising the services received during the period between service commencement date and grant date. Once the grant date has been established, the earlier estimate is revised so that the amount recognised for services received is ultimately based on the grant date fair value of the equity instruments.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

q. Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

r. Impairment of Non-Financial Assets

At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. The assessment will include the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognised immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Impairment testing is performed annually for goodwill, intangible assets with indefinite lives and intangible assets not yet available for use.

s. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy based on the inputs used:

● Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities

● Level 2 – Inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability either directly or indirectly

● Level 3 – Inputs are unobservable inputs for the asset or liability

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

t. Intangible Assets Other than Goodwill

Brand Name

Brand names are recognised at fair value on the date of acquisition. They have a finite life and are subsequently carried at cost less any accumulated amortisation and any impairment losses. Brand names are amortised over their useful life of 10 years.

Technology

Technology is recognised at fair value on the date of acquisition. It has a finite life and is subsequently carried at cost less any accumulated amortisation and any impairment losses. Technology is amortised over its useful life of 5 years.

Software

Software is recognized at fair value on the date of acquisition. It has a finite life and is subsequently carried at cost less any accumulated amortization and any impairment losses. Software is amortized over its useful life of 3 years.

u. Goodwill

Goodwill acquired on a business combination is initially measured at cost, being the excess of the consideration transferred for the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually, or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units that are expected to benefit from the combination’s synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Disposed goodwill in this circumstance is measured on the basis of the relative values of the disposed operation and the portion of the cash-generating unit retained.

v. Borrowing costs

Borrowing costs are recognised in the profit or loss in the period in which they are incurred.

w. Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars, which is the parent entity’s functional currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Exchange differences arising on the translation of monetary items are recognised in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise the exchange difference is recognised in profit or loss.

Group companies

The financial results and position of foreign operations, whose functional currency is different from the Group’s presentation currency, are translated as follows:

- Assets and liabilities are translated at exchange rates prevailing at the end of the reporting period;

- Income and expenses are translated at the average exchange rates for the period; and

- Accumulated losses are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations with functional currencies other than Australian dollars are recognised in other comprehensive income and included in the foreign currency translation reserve in the balance sheet. The cumulative amount of these differences is reclassified into profit or loss in the period in which the operation is disposed of.

x. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of NOVONIX Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

y. Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

z. New and Amended Accounting Policies Adopted by the Group

The Group has adopted all of the new, revised or amending accounting staDonendards and interpretations issued by the International Accounting Standards Board that are mandatory for the current reporting period. None of the new and amended standards have had any material impact on the financial statements.

Standards issued but not yet effective

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (including Amendment to IAS 1 –Classification of Liabilities as Current or Non-current – Deferral of Effective Date issued in July 2020):

In January 2020, the International Accounting Standards Board (“IASB”) issued Classification of Liabilities as Current or Non-current, which amended IAS 1 Presentation of Financial Statements. The amendments clarified how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Group is currently evaluating the impact, if any, this standard will have on the consolidated financial statements.

Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract:

In May 2020, the IASB issued Onerous Contracts: Cost of Fulfilling a Contract, which amended IAS 37Provisions, Contingent Liabilities and Contingent Assets. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Entities apply the amendments to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The comparatives are not restated. The Group is currently evaluating the impact, if any, this standard will have on the consolidated financial statements.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

aa. Critical accounting estimates and judgements

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.

Exploration and evaluation costs

Exploration and evaluation costs have been capitalised on the basis that the Group intend to commence commercial production in the future, from which time the costs will be amortised in proportion to the depletion of the mineral resources. Key judgements are applied in considering costs to be capitalised which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalised.

In addition, costs are only capitalised that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. To the extent that capitalised costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made.

Value of intangible assets relating to acquisitions

The Group has allocated portions of the cost of acquisitions to technology intangibles, valued using the relief from royalty method. These calculations require the use of assumptions including future revenue forecasts and a royalty rate. Technology is amortised over its useful life of 5 years.

Impairment of goodwill and identifiable intangible assets

The Group determines whether goodwill is impaired on an annual basis. This assessment requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

Share based payment transactions

The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a binomial or Monte Carlo option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions, including share price volatility, interest rates and vesting periods would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact the profit or loss and equity.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 1 Summary of significant accounting policies (continued)

Fair Value of Financial Instruments carried at fair value through profit loss

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see note 17.

Other areas of critical accounting estimates and judgements

Other areas of critical accounting estimates and judgements include:

- Unused tax losses for which no deferred tax asset has been recognised (Refer to Note 6)

- The vesting dates of share options (Refer to Note 29)

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 2 Parent entity financial information

The following information has been extracted from the books and records of the parent and has been prepared in accordance with International Accounting Standards.

		2022 $		2021 $
Balance sheet ASSETS
Current assets
Cash and cash equivalents		181,411,905		135,403,115
Trade and other receivables		31,966		132,838
Prepayments		5,291,126		2,462,643
Total current assets		186,734,997		137,998,596
Non-current assets
Amounts due from related parties		152,865,669		27,897,817
Exploration and evaluation assets		3,440,105		3,329,950
Investments at fair value through profit and loss		24,179,998		-
Investments		-		17,748,704
Other assets		10,950		8,450
Total non-current assets		180,496,722		48,984,921
Total assets		367,231,719		186,983,517
LIABILITIES
Current liabilities
Payables		2,888,400		2,587,715
Total current liabilities		2,888,400		2,587,715
Total liabilities		2,888,400		2,587,715
Net assets		364,343,319		184,395,802
EQUITY
Contributed equity		458,677,068		233,196,507
Reserves		53,900,595		33,733,407
Accumulated losses		(148,234,344)		(82,534,112)
Total equity		364,343,319		184,395,802
Statement of Profit or Loss and Other Comprehensive Income Total loss and total comprehensive loss	(65,700,232)		(20,177,174)

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 2 Parent information (continued)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.

Contingent liabilities

At 30 June 2022, NOVONIX Limited did not have any contingent liabilities (2021: Nil).

Contractual commitments

At 30 June 2022 , NOVONIX Limited did not have any contractual commitments (2021: Nil).

Note 3 Revenue

(a) Revenue from contracts with customers

The group derives revenue from the transfer of goods and services over time and at a point in time in the following major product lines and geographical regions:

2022	Graphite Mining and exploration $	Battery Technology $	Battery Materials $	Total $
Hardware sales Consulting sales	- -	3,517,271 4,900,492	- -	3,517,271 4,900,492
Revenue from external customers	-	8,417,763	-	8,417,763
Timing of revenue recognition
At a point in time Over time	- -	3,517,271 4,900,492	- -	3,517,271 4,900,492
	-	8,417,763	-	8,417,763
2021	Graphite Mining and exploration $	Battery Technology $	Battery Materials $	Total $
Hardware sales Consulting sales	- -	1,405,086 3,822,261	- -	1,405,086 3,822,261
Revenue from external customers	-	5,227,347	-	5,227,347
Timing of revenue recognition
At a point in time Over time	- -	1,405,086 3,822,261	- -	1,405,086 3,822,261
	-	5,227,347	-	5,227,347

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 3 Revenue (continued)

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

(i) Assets and liabilities related to contracts with customers

The group has recognised the following assets and liabilities related to contracts with customers:

	Notes	2022 $	2021 $

Contract liabilities – Hardware sales		3,938	310,102
Total current contract liabilities		3,938	310,102

Revenue recognised in relation to contract liabilities

The following table shows how much of the revenue recognised in the current reporting period relates to brought-forward contract liabilities.

	2022 $	2021 $

Revenue recognised that was included in the contract liability balance at the beginning of the period
Hardware sales	310,102	98,783

Note 4 Other income

	2022 $	2021 $
Interest received from unrelated parties	11,471	35,066
COVID-19 Government stimulus	-	115,501
Grant funding	1,355,924	818,410
Day 1 gain on interest free loan (refer note 23)	302,922	-
Other	531,850	15,675
	2,202,167	984,652

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 5 Loss for the year

Loss before income tax from continuing operations includes the following specific expenses:

	Consolidated
	2022 $	2021 $
Share based payments expense^
Performance rights granted	15,299,627	2,952,676
Share rights granted	3,615,341	-
Options granted	1,275,570	2,995,856
Total share based compensation expense	20,190,538	5,948,532
^ Refer to note 29 for further information regarding share-based payments. Borrowing costs
Unwinding of fair value gain	55,728	40,547
Interest accrued on borrowings	2,031,135	188,847
Total borrowing costs	2,086,863	229,394
Impairment losses
Fixed assets written off[1]	-	2,764,940
Total impairment losses	-	2,764,940

1Impairments recognised during the prior period relate to the redundant furnace technology which has been replaced with new proprietary furnace technology under the Group’s strategic alliance with US-based Harper International Corporation. This amount represents the net book value of fixed assets written off.

Administrative and other expenses
Insurance	5,300,985	383,941
Legal fees	1,967,564	263,532
Occupancy expenses	2,385,890	23,038
Consulting fees	2,280,680	683,856
Other	4,800,903	2,591,462
Total administrative and other expenses	16,736,022	3,945,829

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 6 Income tax expense

This note provides an analysis of the Group’s income tax expense, shows what amounts are recognised directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.

	Consolidated
	2022 $	2021 $
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Profit/(loss) before income tax expense	(71,441,024)	(18,076,077)
Tax at the Australian tax rate of 25% (2021: 26%)	(17,860,256)	(4,699,780)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Share based payments	4,233,641	1,546,618
Income inclusion – Scientific Research and Experimental Development (“SRED”)	66,397	-
Unrealised foreign exchange gain	51,246	-
Borrowing costs	17,596	10,845
Other non-deductible amounts	976,484	56,291
Other non-assessable amounts	4,161	(39,005)
Difference in overseas tax rate	(739,293)	(46,156)
Adjustments for current tax of prior periods	-	(92,985)
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	13,250,024	3,264,172
Income tax expense / (benefit)	-	-
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	113,552,217	39,772,597
Potential tax benefit	28,388,054	9,943,149
(c) Tax expense (income) recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	-	-

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 6 Income tax expense (continued)

	Consolidated
(d) Deferred tax assets	2022 $	2021 $
The balance comprises temporary differences attributable to:
Tax losses	28,388,054	9,943,149
Exploration and evaluation assets	726,221	930,009
Business capital costs Loss on equity investment securities Right of use asset	2,309,219 2,737,888 78,121	1,543,399 - 31,061
Unrealised exchange loss on borrowings	284,770	261,449
Accrued expenses	624,234	317,498
Other	440,239	402,368
Total deferred tax assets	35,588,746	13,428,933
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,992,320)	(1,357,943)
Deferred tax assets not recognised	(33,596,426)	(12,070,990)
Net deferred tax assets	-	-
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	-	164,713
Property, plant and equipment	1,524,592	1,193,230
Unrealised exchange loss on borrowings	467,728	-
Total deferred tax liabilities	1,992,320	1,357,943
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,992,320)	(1,357,943)
Net deferred tax liabilities	-	-

Unused losses which have not been recognised as an asset, will only be obtained if:

(i) the group derives future assessable income of a nature and of an amount sufficient to enable the losses to be realised;

(ii) the group continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the group in realising the losses.

Offsetting within tax consolidated entity

NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 7 Key Management Personnel Compensation

Refer to the remuneration report contained in the Directors’ report for details of the remuneration paid or payable to each member of the Group’s key management personnel (KMP) for the year ended 30 June 2022.

The totals of remuneration paid to KMP of the Company and the Group during the year are as follows:

	Consolidated
	2022 $	2021 $
Short-term employee benefits	4,392,815	1,934,648
Post-employment benefits	199,497	29,297
Termination benefits	-	75,000
Share-based compensation	16,857,548	4,575,735
Total KMP compensation	21,449,860	6,614,680

Short-term employee benefits

These amounts include fees and benefits paid to the non-executive Chairman as well as all salary, paid leave benefits and fringe benefits paid to Executive Directors.

Post-employment benefits

These amounts are the superannuation contributions made during the year.

Share-based compensation

These amounts represent the expense related to the participation of KMP in equity-settled benefit schemes as measured by the fair value of the options and performance rights on grant date.

Further information in relation to KMP remuneration can be found in the Directors report.

Note 8 Auditor’s Remuneration

During the year the following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Group:

	Consolidated
	2022 $	2021 $
Remuneration of the auditor for:
- Auditing or reviewing the financial report	367,000	190,329
	367,000	190,329
Other assurance services[1]	381,484	646,300
Total services provided by PwC	748,484	836,629

1 Relates to services performed in respect of the US IPO process and US filing processes.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 9 Earnings per share

	2022 Cents	2021 Cents
(a) Basic earnings per share
Total basic earnings per share attributable to the ordinary equity holders of the Company	(15.4 cents)	(4.9 cents)
(b) Diluted earnings per share
Total diluted earnings per share attributable to the ordinary equity holders of the Company	(15.4 cents)	(4.9 cents)
(c) Reconciliations of earnings used in calculating earnings per share
	2022 $	2021 $
Basic earnings per share
Profit / (loss) attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	(71,441,024)	(18,076,077)
Diluted earnings per share
Profit / (loss) attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	(71,441,024)	(18,076,077)
(d) Weighted average number of shares used as the denominator
	2022 Number	2021 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share	464,437,628	366,289,024

(e) Information concerning the classification of securities

Options and rights

Options and rights on issue during the year are not included in the calculation of diluted earnings per share because they are antidilutive for the year ended 30 June 2022. These options and rights could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in note 29.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 10 Impairment testing of goodwill

For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

	Consolidated
The carrying amount of goodwill allocated to the cash generating unit	2022 $	2021 $
NOVONIX Anode Materials LLC	17,373,413	15,950,624
Total carrying amount of goodwill	17,373,413	15,950,624

The recoverable amount of the NOVONIX Anode Materials LLC cash generating unit (“NOVONIX Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.

To determine the recoverable amount, FVLCS was calculated with reference to the capital raising outlined in Note 24 (d) given that the capital raising was directly associated with the planned future expansion of the NOVONIX Anode Materials CGU. Events occurring between the date of the capital raising and 30 June 2022 have also been considered, and the directors do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The recoverable amount of the NOVONIX Anode Materials CGU was deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognised at 30 June 2022.

Note 11 Cash and cash equivalents

	Consolidated
	2022 $	2021 $
Cash at bank	207,083,935	136,663,976
	207,083,935	136,663,976

Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial year as follows:

	2022 $	2021 $
Balances as above	207,083,935	136,663,976
Bank overdrafts	-	-
Balance per statement of cash flows	207,083,935	136,663,976

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 12 Trade and other receivables

	Consolidated
	2022 $	2021 $

Trade debtors	3,019,580	1,533,963
Other receivables	538,436	509,000
Total current trade and other receivables	3,558,016	2,042,963

Credit risk

The Group has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction.

The Group assess impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under IFRS 9. Due to the minimal history of bad debt write-offs and strong credit approval processes, the Group have determined that the incorporation of the ECL model will not have a material effect on impairment as at 30 June 2022.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Note 13 Prepayments

	Consolidated
	2022 $	2021 $

Deferred share issuance costs	-	2,175,347
Prepayments of inventory components	1,619,629	-
Prepaid general and administrative expenses	5,737,288	362,860
	7,356,917	2,538,207

Prepaid general and administrative expenses consisted primarily of prepaid Director and Officer insurance premiums ($5.2M).

Deferred share issuance costs, which consisted primarily of direct and incremental legal and advisory fees related to the Company’s proposed NASDAQ listing, were capitalised in prepayments on the consolidated balance sheet as at 30 June 2021. These have been expensed in the current year following a change in the Company’s plans with respect to its contemplated activities in the US capital markets.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 14 Escrow reserves

	Consolidated
	2022 $	2021 $

Escrow reserves	14,639,419	-

The reserves are funds deposited with the Lender for capital expenditure, insurance, tax and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. Reserves are released as conditions of the loan are satisfied. All conditions are expected to be satisfied within 12 months from balance date.

Note 15 Inventory

	Consolidated
	2022 $	2021 $

Raw materials	832,538	1,162,142
Components and assemblies	1,838,228	1,618,231
Finished goods – at cost	45,377	-
	2,716,143	2,780,373

Amounts recognised in profit or loss

Inventories recognised as an expense during the year ended 30 June 2022 amounts to $3,005,977 (2021: $969,774). These were included in cost of goods sold (exclusive of depreciation presented separately) in the consolidated statement of profit or loss and other comprehensive income.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 16 Property, plant and equipment

	Land $	Buildings $	Leasehold improvements $	Plant and equipment $	Construction work in progress $	Total $
At 30 June 2020 Cost	372,995	1,821,526	195,082	8,579,868	-	10,969,471
Accumulated depreciation	-	(154,725)	(30,524)	(1,163,425)	-	(1,348,674)
Net book amount	372,995	1,666,801	164,558	7,416,443	-	9,620,797
Year ended 30 June 2021 Opening net book amount	372,995	1,666,801	164,558	7,416,443	-	9,620,797
Additions	666,920	4,358,515	482,637	2,982,443	17,754,185	26,244,700
Disposals	-	-	-	(39,285)	-	(39,285)
Assets written off	-	-	-	(2,764,940)	-	(2,764,940)
Depreciation charge	-	(67,897)	(110,681)	(996,462)	-	(1,175,040)
Exchange differences	13,960	100,126	(9,103)	(411,876)	(894)	(307,787)
Closing net book amount	1,053,875	6,057,545	527,411	6,186,323	17,753,291	31,578,445
At 30 June 2021 Cost	1,053,875	6,283,383	665,540	8,004,580	17,753,291	33,760,669
Accumulated depreciation	-	(225,838)	(138,129)	(1,818,257)	-	(2,182,224)
Net book amount	1,053,875	6,057,545	527,411	6,186,323	17,753,291	31,578,445

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 16 Property, plant and equipment (continued)

	Land $	Buildings $	Leasehold improvements $	Plant and equipment $	Construction work in progress $	Total $
Year ended 30 June 2022 Opening net book amount	1,053,875	6,057,545	527,411	6,186,323	17,753,291	31,578,445
Additions	2,177,802	59,330,097	689,185	11,770,912	42,266,050	116,234,046
Disposals	-	-	-	(39,495)	-	(39,495)
Transfers	-	-	145,109	12,628,351	(12,773,460)	-
Depreciation charge	-	(2,294,080)	(360,141)	(2,313,665)	-	(4,967,886)
Exchange differences	179,664	3,644,794	69,337	1,241,781	3,243,510	8,379,086
Closing net book amount	3,411,341	66,738,356	1,070,901	29,474,207	50,489,391	151,184,196
At 30 June 2022 Cost	3,411,341	69,383,589	1,600,051	33,780,687	50,489,391	158,665,059
Accumulated depreciation	-	(2,645,233)	(529,150)	(4,306,480)	-	(7,480,863)
Net book amount	3,411,341	66,738,356	1,070,901	29,474,207	50,489,391	151,184,196

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 17 Financial assets at fair value through profit or loss

(i) Classification of financial assets at fair value through profit or loss

The group classifies equity investments for which it has not elected to recognise fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	Consolidated
	2022 $	2021 $
US unlisted equity securities	24,179,998	-

On 31 January 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totalled USD$25M (AUD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

(ii) Amounts recognised in the consolidated statement of profit or loss and other comprehensive income

During the year, a loss of $10,951,552 was recognised in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL.

(iii) Fair value hierarchy

US unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the financial year:
Balance at the beginning of the year	Unlisted equity securities $ -

Purchases during the year:

 Consideration settled in shares

 Consideration settled in cash

Loss on change in fair value recognised in the consolidated statement of profit or loss and other comprehensive income

17,515,793 17,615,757 (10,951,552)
Balance at the end of the year	24,179,998

There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 17 Financial assets at fair value through profit or loss (continued)

(iv) Valuation technique using significant unobservable inputs – Level 3

This category includes assets where the valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally derived and extrapolated from observable inputs to match the risk profile of the financial instrument, and are calibrated against current market assumptions, historic transactions and economic models, where available. The key assumptions used in the fair valuation of KORE Power at 30 June 2022 include (but were not limited to) the share price at which Novonix subscribed for equity in KORE Power, indicators of value derived from actual and proposed share transactions that the Group is aware of, foreign exchange rates, and market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector between the date of the initial investment and reporting date.

Note 18 Exploration and evaluation assets

	Consolidated
	2022 $	2021 $
Exploration and evaluation assets – at cost	3,218,228	3,108,073
The capitalised exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the year	3,108,073	2,988,921
Expenditure incurred during the year	110,155	119,152
Balance at the end of the year	3,218,228	3,108,073

The future development of the Mt Dromedary mine will not occur within the next twelve months given the tonnages of natural graphite required by the NOVONIX Anode Materials business are unlikely to be sufficient to warrant the development of the mine in that timeframe. As well, a significant portion of graphite used by NOVONIX Anode Materials will be synthetic graphite, and the natural graphite required at this time can be more cost effectively sourced from other natural graphite producers.

The Mt Dromedary asset however remains a strategic asset for the Group. All tenement rights remain current, with renewal/extension applications lodged for those expiring later in 2022, exploration activity is continuing to the extent required under the tenement rights, and a resource, principally high grade graphite, has been identified. It therefore remains appropriate for the asset to be recognised as an exploration and evaluation asset under IFRS 6 Exploration for and Evaluation of Mineral Resources. The recoverability of the carrying amount of the exploration and evaluation asset is dependent upon the successful development and commercial exploitation or, alternatively, sale of the respective areas of interest. The Directors have assessed that for the exploration and evaluation assets recognised at 30 June 2022, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 19 Intangible assets

	Consolidated
	2022 $	2021 $
Goodwill	17,373,413	15,950,624
Technology	421,296	631,085
Software	144,159	-
	17,938,868	16,581,709

	Goodwill $	Technology $	Software $	Total $
Balance at the beginning of the year	15,950,624	631,085	-	16,581,709
Additions	-	-	144,159	144,159
Amortisation	-	(253,040)	-	(253,040)
Exchange differences	1,422,789	43,251	-	1,466,040
Balance at the end of the year	17,373,413	421,296	144,159	17,938,868

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.

Note 20 Trade and other payables

	Consolidated
	2022 $	2021 $
Unsecured liabilities:
Trade payables	3,847,509	1,823,898
Sundry payables and accrued expenses	5,632,150	2,532,658
	9,479,659	4,356,556

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 21 Contract liabilities

	Consolidated
	2022 $	2021 $

Current - Contract liabilities – Hardware sales contracts	3,938	310,102
Non-current – Contract liabilities – Grant funding	4,352,412	-
	4,356,350	310,102

During the financial year the Group received grant funds of USD$3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee. The grant becomes fully earned once 90% of the performance target is achieved, and is repayable in full if a minimum of 50% of the jobs are not filled. The grant is proportionately repayable between 50% and 90%. Accordingly, as at 30 June 2022 the full amount of the grant has been deferred and classed as contract liabilities and will be released to income on a proportionate basis once the minimum 50% target is reached.

Note 22 Leases

This note provides information for leases where the group is the lessee.

(i) Amounts recognised in the balance sheet

The balance sheet shows the following amounts relating to leases:

	30 June 2022 $	30 June 2021 $
Right-of-use assets - Buildings	7,443,048	7,406,943
Lease liabilities
Current Non-current	489,846 7,265,686	410,792 7,120,396
	7,755,532	7,531,188

There were no additions to the right-of-use assets during the 2022 financial year (2021: $5,084,858). The movement of $36,105 consists of depreciation expense of $593,980 and a foreign currency gain of $630,085.

(i) Amounts recognised in the statement of profit or loss and other comprehensive income

The statement of profit or loss and other comprehensive income shows the following amounts relating to leases:

	2022 $	2021 $
Depreciation of right-of-use assets – Buildings	593,980	197,680
Interest expense	321,786	123,763

The total cash outflow for leases in the financial year was $425,506 (2021: $190,426).

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 23 Borrowings

	2022	2021
	Current $	Non-Current $	Total $	Current $	Non-Current $	Total $
Secured
Bank loans (i)	1,300,037	50,563,095	51,863,132	110,752	5,297,180	5,407,932
Total secured borrowings	1,300,037	50,563,095	51,863,132	110,752	5,297,180	5,407,932
Unsecured
Other loans (ii)	174,053	1,589,357	1,763,410	166,308	689,385	855,693
Total unsecured borrowings	174,053	1,589,357	1,763,410	166,308	689,385	855,693
Total borrowings	1,474,090	52,152,452	53,626,542	277,060	5,986,565	6,263,625

(i) Secured liabilities and assets pledged as security

(a) In December 2017, the group entered into a loan facility to purchase commercial land and buildings in Nova Scotia from which the Battery Technology Solutions business operates. The initial amount loaned under the facility was CAD $1,330,000.

On 5 February 2021, the group extended the loan facility and the total available amount now available under the facility is CAD $2,680,000. At 30 June 2022 the facility had been fully drawn down. The total liability at 30 June 2022 is CAD $2,480,392.

The facility is repayable in monthly instalments, which commenced in December 2017 and end in November 2042.

The Group's freehold land and buildings at 177 Bluewater Road, Bedford, Canada are pledged as collateral against the bank loan. The carrying amount of this asset is $4,890,976 (June 2021: $3,104,819).

(b) On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The initial amount loaned under the facility was CAD $4,375,000. On 24 January 2022, the Group extended the loan facility and the total now available under the facility is CAD $4,985,000. At 30 June 2022 the facility had been drawn down to CAD $4,923,170 and CAD $61,830 remains to be disbursed. The total liability at 30 June 2022 is CAD $4,923,170.

The full facility is repayable in monthly instalments, commencing December 2022 and end in April 2047.

The Group’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset is $5,665,963 (June 2021: $4,006,926).

(c) On 24 January 2022, the Group entered into a loan facility to purchase equipment. The total amount available under the facility is CAD $2,300,000. At 30 June 2022 the facility had been drawn down to CAD $500,000 and CAD $1,800,000 remains to be disbursed. The total liability at 30 June 2022 is CAD $500,000.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 23 Borrowings (continued)

The facility is repayable in monthly instalments, commencing December 2023 and end in November 2033. Equipment being purchased with the loan funds are pledged as collateral against the loan.

(d) On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga, USA for USD $42,600,000 to expand the NAM business. The Group entered into a loan facility with PNC Real Estate for USD$30,100,000 to purchase the land and buildings. The loan has been fully drawn down as at 30 June 2022. The total liability at 30 June 2022 is USD $29,527,007. The facility is repayable in monthly instalments, which commenced in September 2021 and end in August 2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, the carrying amount of which is $59,559,222.

Loan covenants

This loan imposes certain covenants to ensure that the following financial ratios are met:

- net assets of USD$30.1M to be maintained (exclusive of the land and buildings secured by this loan and minimum liquidity of USD$3.1M)

- a debt service coverage ratio of 1.2 to 1 is to be maintained.

Compliance with loan covenants

NOVONIX Limited has complied with the financial covenants of its borrowing facilities during both the 2022 and 2021financial years.

(ii) Other loans

ACOA Loans

In December 2017, the group entered into a contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2022, CAD$500,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly instalments which commenced in September 2019 and end in May 2027.

In October 2018, the group entered into another contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2022, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly instalments which commenced in April 2020 and end in March 2026.

During the year, the group entered into a further contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 30 June 2022, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly instalments commencing in January 2024 and end in December 2026.

During the year, the group entered into a further contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,000,000. As at 30 June 2022 it has been drawn down to CAD $900,000. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly instalments commencing in January 2025 and end in December 2036.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 23 Borrowings (continued)

(iii) Fair value

For all borrowings, other than the ACOA loan noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The ACOA loans are interest free. The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date. This resulted in a day one gain of $100,152 in FY2018 (December 2017 loan), a day one gain of $114,106 in FY2019 (October 2018 loan) and a day one gain of $302,922 in the current reporting period.

Note 24 Contributed equity

	2022 Shares	2021 Shares	2022 $	2021 $
(a) Share capital
Ordinary shares Fully paid	485,951,369	404,601,384	458,677,068	233,196,507

(b) Ordinary share capital

Date	Details	Note	Number of Shares	Issue Price	$
1 July 2020	Balance		348,206,772		99,851,510
10 July 2020	Exercise of options	(e)	250,000	$0.80	200,000
23 Sept 2020	Settlement of limited recourse loan	(j)	-		1,500,000
24 Sept 2020	Exercise of options	(e)	500,000	$0.90	450,000
24 Sept 2020	Exercise of options	(e)	2,500,000	$0.66	1,650,000
28 Sept 2020	Exercise of performance rights	(g)	158,865	-	-
3 Mar 2021	Placement to institutional investors	(h)	39,700,000	$2.90	115,130,000
16 Mar 2021	Exercise of performance rights	(g)	3,400,000	-	-
16 Mar 2021	Exercise of options	(e)	1,500,000	$0.74	1,110,000
16 Mar 2021	Exercise of options	(e)	30,000	$0.90	27,000
16 Mar 2021	Exercise of options	(e)	33,333	$0.50	16,667
11 May 2021	Placement to directors	(h)	5,672,414	$2.90	16,450,001
24 May 2021	Exercise of options	(e)	2,500,000	$0.66	1,650,000
3 June 2021	Exercise of options	(e)	150,000	$0.90	135,000
	Share issue costs	(i)			(4,973,671)
30 June 2021	Balance		404,601,384		233,196,507
30 Sept 2021	Placement shares	(d)	77,962,578	$2.67	208,138,475
14 Dec 2021	Exercise of performance rights	(c)	1,291,851	-	-
1 Feb 2022	KORE Power Consideration Shares	(f)	1,974,723	$8.87	17,515,793
8 Mar 2022	Exercise of options	(e)	33,333	$0.50	16,667
31 May 2022	Exercise of performance rights	(c)	87,500	-	-
	Share issue costs		-		(190,374)
30 June 2022	Balance		485,951,369		458,677,068

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 24 Contributed equity (continued)

(c) Exercise of performance rights

On 28 September 2020, 158,865 ordinary shares were issued to an entity controlled by Philip St Baker, on the exercise of 158,865 vested performance rights.

On 16 March 2021, 3,400,000 ordinary shares were issued to Key Management Personnel and other employees on the exercise of 3,400,000 vested performance rights.

On 31 May 2022, 87,500 ordinary shares were issued to Key Management Personnel and other employees on the exercise of 87,500 vested performance rights.

On 14 December 2021, 1,291,851 ordinary shares were issued on the exercise of vested performance rights. Of these, 599,851 were issued to Key Management Personnel (Robert Natter 200,000; Anthony Bellas 200,000; Nick Liveris 107,851; Chris Burns 92,000) following shareholder approval at the Annual General Meeting held on 30 November 2021. 600,000 were issued to Philip St Baker (a related party of Director Trevor St Baker), and 92,000 were issued to employees of the Group.

(d) Placement shares

On 30 September 2021, 77,962,578 ordinary shares were issued to Phillips 66 for a purchase price of USD$150 million, which converted to AUD$2.67 per share.

(e) Exercise of options

On 10 July 2020, 250,000 options were exercised by a Director, Admiral Robert Natter, at $0.80 per share.

On 24 September 2020, 500,000 options were exercised by a Director, Admiral Robert Natter, at $0.90 per share and 2,500,000 options were exercised by a Director, Andrew Liveris, at $0.66 per share.

On 16 March 2021 employees of the Group exercised 1,500,000 options at $0.74 per share, 30,000 options at $0.90 per share and 33,333 options at $0.50 per share.

On 24 May 2021, 2,500,000 options were exercised by a Director, Andrew Liveris, at $0.66 per share.

On 3 June 2021 employees of the Group exercised 150,000 options at $0.90 per share.

On 8 March 2022, 33,333 options were exercised at $0.50 per share.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 24 Contributed equity (continued)

(f) KORE Power Consideration Shares

On 31 January 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totalled USD$25M and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited (refer to note 17).

(g) Institutional placement

On 3 March 2021 the Company issued 39,700,000 ordinary fully paid shares to institutional investors at $2.90 per share.

(h) Director placement

On 11 May 2021 5,672,414 ordinary shares were issued to directors or their nominees raising $16.45 million. 4,137,931 of these ordinary shares were issued to Trevor St Baker’s nominees at $2.90 per share, 1,034,483 of these ordinary shares were issued to Andrew Liveris’ nominees at $2.90 per share, 431,034 of these ordinary shares were issued to Robert Natter at $2.90 per share and 68,966 of these ordinary shares were issued to Robert Cooper at $2.90 per share.

(i) Share issue expenses

During the year ended 30 June 2021 the Company had cash outflows for share issue expenses of $7,908,866, of which $4,973,671 related to the year ended 30 June 2021, $1,458,798 related to the capital raising completed in June 2020 and the balance related to deferred share issuance costs.

(j) Settlement of limited recourse loan

On 23 September 2020, Philip St Baker, as part of his separation arrangements with the Company, settled the $1,500,000 limited recourse loan entered into in 2019 for the purpose of funding the exercise of 5,000,000 options. The loan was settled through:

i. the relinquishing of 736,968 vested performance rights, which were convertible on a 1:1 basis to ordinary shares, with a market value of $1,252,846; and

ii. outstanding net employee entitlements amounting to $247,154.

The relinquishment of the vested performance rights has been recognised within the share-based payment reserve.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 24 Contributed equity (continued)

(k) Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the company.

The Group monitors capital on the basis of cash flow requirements for operational, and exploration and evaluation expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements.

The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

Note 25 Reserves

	Consolidated
	2022 $	2021 $

Share-based payment reserve	44,254,362	27,513,594
Foreign currency translation reserve	8,566,362	(600,850)
Convertible loan note reserve	6,219,812	6,219,812
	59,040,536	33,132,556

(a) Share-based payment reserve	Consolidated
	2022 $	2021 $

Share-based payment reserve	44,254,362	27,513,594
Movements:
Opening balance	27,513,594	22,817,908
Settlement of limited recourse loan	-	(1,252,846)
Performance rights cash settled in current period (refer note 29)	(3,426,420)
Equity settled share-based payments	20,190,538	5,948,532
Exchange differences	(23,350)	-
Closing balance	44,254,362	27,513,594

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 25 Reserves (continued)

The share-based payment reserve records items recognised as expenses on valuation of director, employee and contractor options and performance rights.

(b) Foreign currency translation reserve	Consolidated
	2022 $	2021 $
Foreign currency translation reserve	8,566,362	(600,850)
Movements:
Opening balance	(600,850)	1,500,247
Exchange differences on translation of foreign operations	9,167,212	(2,101,097)
Closing balance	8,566,362	(600,850)

The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

Note 26 Operating segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (Chief Operating Decision Makers) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The board has identified three operating segments being Battery Materials, Battery Technology and Graphite Exploration and Mining. The Battery Materials segment develops and manufactures battery anode materials and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development.

Basis of accounting for purposes of reporting by operating segments

a. Accounting policies adopted

Unless stated otherwise, all amounts reported to the Board of Directors, being the chief operating decision makers with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual financial statements of the Group.

b. Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 26 Operating segments (continued)

c. Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment. Borrowings and tax liabilities are generally considered to relate to the Group as a whole and are not allocated. Segment liabilities include trade and other payables.

d. Unallocated items

The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

- Interest income

- Prepayments for deferred issuance costs

- Corporate administrative and other expenses

- Income tax expense

- Corporate share-based payment expenses

- Corporate marketing and project development expenses

- Corporate cash

- Corporate trade and other payables

- Corporate trade and other receivables

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 26 Operating segments (continued)

e. Segment information

Segment performance

2022	Battery Materials $	Battery Technology $	Graphite Exploration and Mining $	Unallocated $	Total $
Segment revenue	-	8,417,763	-	-	8,417,763
Other income	531,850	1,658,846	-	-	2,190,696
Interest income	-	6,042	-	5,429	11,471
Total income	531,850	10,082,651	-	5,429	10,619,930
Segment net profit / (loss) from continuing operations before tax	(28,538,900)	(8,730,995)	-	(34,171,129)	(71,441,024)

2021	Battery Materials $	Battery Technology $	Graphite Exploration and Mining $	Unallocated $	Total $
Segment revenue	-	5,227,347	-	-	5,227,347
Other income	69,204	798,882	-	81,500	949,586
Interest income	-	-	-	35,066	35,066
Total income	69,204	6,026,229	-	116,566	6,211,999
Segment net profit / (loss) from continuing operations before tax	(11,968,654)	(63,661)	(46,424)	(5,997,338)	(18,076,077)

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 26 Operating segments (continued)

Segment assets

2022	Battery Materials $	Battery Technology $	Graphite Exploration and Mining $	Unallocated $	Total $
Segment assets	197,613,494	27,616,815	3,229,178	211,101,915	439,561,402

2021	Battery Materials $	Battery Technology $	Graphite Exploration and Mining $	Unallocated $	Total $
Segment assets	47,899,929	13,990,451	3,116,523	137,850,370	202,857,273

Segment liabilities

2022	Battery Materials $	Battery Technology $	Graphite Exploration and Mining $	Unallocated $	Total $
Segment liabilities	59,326,240	13,003,443	-	2,888,400	75,218,083

2021	Battery Materials $	Battery Technology $	Graphite Exploration and Mining $	Unallocated $	Total $
Segment liabilities	9,277,070	7,440,067	-	1,744,334	18,461,471

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration and Mining are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 27 Cash flow information

Reconciliation of profit / (loss) after income tax to net cash outflow from operating activities

	Consolidated
	2022 $	2021 $
Profit / (loss) for the period	(71,441,024)	(18,076,077)
Adjustments for
Share based payments	20,190,538	5,948,532
Borrowing costs	64,297	760
Fixed assets written off	-	2,764,940
Loss on sale of fixed assets	-	6,777
Loss on equity investment securities at fair value through profit or loss	10,951,552	-
Foreign exchange (gain) / loss	(7,194,955)	106,787
Non-cash termination settlement	-	294,247
Amortisation & depreciation expense	5,814,905	1,697,754
Government incentives	(302,922)	(49,278)

Change in operating assets and liabilities:
(Increase)/decrease in other operating assets	(6,028,224)	(1,927,128)
Increase / (decrease) in trade creditors and other operating liabilities	7,592,541	1,060,622
Net cash outflow from operating activities	(40,353,292)	(8,172,064)

(a) Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

Net debt

	2022 $	2021 $

Cash and cash equivalents	207,083,935	136,663,976
Lease liability - repayable within one year	(489,846)	(410,792)
Borrowings – repayable within one year (including overdraft)	(1,474,090)	(277,060)
Lease liability - repayable after one year	(7,265,686)	(7,120,396)
Borrowings – repayable after one year	(52,152,452)	(5,986,565)
Net cash (debt)	145,701,861	122,869,163

Cash and cash equivalents	207,083,935	136,663,976
Gross debt – fixed interest rates	(9,518,941)	(8,386,881)
Gross debt – variable interest rates	(51,863,133)	(5,407,932)
Net cash (debt)	145,701,861	122,869,163

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 27 Cash flow information (continued)

		Liabilities from financing activities
	Cash $	Borrowings due within 1 year $	Borrowings due after 1 year $	Total $
Net debt as at 1 July 2020	38,807,662	(416,041)	(4,716,074)	33,675,547
Cashflows	97,856,314	329,873	(4,029,769)	94,156,418
Other non-cash movements	-	(601,684)	(4,361,118)	(4,962,802)
Net cash as at 30 June 2021	136,663,976	(687,852)	(13,106,961)	122,869,163
Cashflows	61,654,881	669,246	(45,316,323)	17,007,804
Other non-cash movements	8,765,078	(1,945,330)	(994,854)	5,824,894
Net cash as at 30 June 2022	207,083,935	(1,963,936)	(59,418,138)	145,701,861

(b) Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

• Right of use assets – note 22

• Options and shares issued to employees – note 29

Note 28 Interests in subsidiaries

Information about Principal Subsidiaries

The Group’s material subsidiaries at 30 June 2022 are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Group, and the proportion of ownership interest held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business / country of incorporation	Ownership interest held of the group		Principal activities
		2022%	2021%
MD South Tenements Pty Ltd	Australia	100%	100%	Graphite exploration
Novonix Battery Technology Services Inc	Canada	100%	100%	Battery technology services.
Novonix Corp	USA	100%	100%	Investment
Novonix Anode Material LLC	USA	100%	100%	Battery materials development

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 29 Share-based payments

Performance Rights and Options

Executive key management personnel (“KMP”) participate in the Group’s Long-Term Incentive Program (“LTIP”) comprising grants of performance rights and options with varying vesting conditions. The performance rights and options carry no dividend or voting rights. Performance rights and options may vest immediately or dependent on the recipient remaining in employment, or achievement of performance related vesting conditions, by the vesting date. When exercisable, each performance right and option is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights or options vest, the rights or options will be forfeited, except in limited circumstances that they are approved by the board on a case-by-case basis.

Share rights

Non-executive Directors participate on an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-Executive Directors of the Company each financial year with a fixed US dollar value of USD$110,000. The share rights carry no dividend or voting rights. When exercisable, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

The following table presents the composition of share-based payments expense for the years ended 30 June 2022 and 30 June 2021.

Share based payments expense for the year is derived as follows:

	2022 $	2021 $
Share rights granted in current year	3,615,341	-
Performance rights granted in current year	15,034,334	2,952,676
Performance rights granted in prior years	265,293	-
Options granted in prior years	1,275,570	2,995,856
Share based payment expense	20,190,538	5,948,532
Performance rights cash settled in current period Exchange differences	(3,426,420) (23,350)	- -
Movement in share based payments reserve	16,740,768	5,948,532

SHARE RIGHTS

A summary of movements of all share rights issued is as follows:

	Number on issue	Number Vested
Share rights outstanding as at 1 July 2021	-	-
Vested	-	-
Granted	309,049	302,539
Forfeited	(6,510)	-
Exercised	-	-
Share rights outstanding as at 30 June 2022	302,539	302,539

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 29 Share-based payments (continued)

During the year share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on 30 November 2021. The share rights are convertible to ordinary shares on a 1:1 basis and vested on 30 June 2022. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $3,615,341 has been recognised in the year ended 30 June 2022. Further details of the share rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognised $
Anthony Bellas	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	788,700
Andrew Liveris	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	788,700
Robert Cooper	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	788,700
Zhanna Golodryga	30 November 2021	17,549	30 June 2022	$11.95	30 June 2023	209,711
Trevor St Baker	30 November 2021	66,000	30 June 2022	$11.95	30 June 2023	710,905[2]
Greg Baynton	30 November 2021	27,500	30 June 2022	$11.95	30 June 2023	328,625[1]
Total expense recognised						3,615,341

1 Greg Baynton retired as a Director on 30 November 2021, but retained his performance rights. The expense associated with his Share Rights was accelerated and the full value of the share rights was recognised at his retirement date

2 Trevor St Baker resigned as a Director on 26 May 2022, causing 6,510 of share rights previously issued to him to be forfeited.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 29 Share-based payments (continued)

PERFORMANCE RIGHTS

A summary of movements of all performance rights issued is as follows:

	Number on issue	Number Vested
Performance rights outstanding as at 1 July 2020	3,395,833	2,395,833
Vested	-	-
Granted	3,500,000	2,500,000
Forfeited	(1,000,000)	-
Exercised	(3,558,865)	(3,558,865)
Settled	(736,968)	(736,968)
Performance rights outstanding as at 30 June 2021	1,600,000	600,000
Vested	-	200,000
Awarded^	667,831	-
Granted	4,676,946	887,500
Forfeited	(200,000)	-
Exercised	(1,687,500)	(1,687,500)
Performance rights outstanding as at 30 June 2022	5,057,277	-

^Performance rights awarded to Key Management Personnel that are subject to shareholder approval at the 2022 Annual General Meeting.

Performance rights granted in the current period

During the year performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

200,000 performance rights were forfeited during the year as not all vesting conditions were met.

Further details of the performance rights are set out in the table below:

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 29 Share-based payments (continued)

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognised $
Rashda Buttar	6 October 2021	150,000	¼ 22 April 2022 ¼ 22 April 2023 ¼ 22 April 2024 ¼ 22 April 2025	$4.92	Cessation of employment	363,094
	28 January 2022	255,238	30 June 2024	$7.21	Cessation of employment	318,508
Anthony Bellas	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
Robert Natter	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
Nick Liveris	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
	26 October 2022	667,831	30 June 2024	$2.28^	Cessation of employment	263,536
Chris Burns	30 November 2021	200,000	30 November 2021	$11.95	30 June 2022	2,390,000
	28 January 2022	1,412,000	30 June 2024	$7.21	Cessation of employment	1,762,013
Non-KMP employees	1 July 2021	1,000,000	¼ 30 June 2022 ¼ 30 June 2023 ¼ 30 June 2024 ¼ 30 June 2025	$2.32	Cessation of employment	1,208,731
Non-KMP employees	6 October 2021	220,000	4 equal annual tranches commencing on the anniversary of employment	$4.92	Cessation of employment	327,301
Non-KMP employees	2 December 2021	100,000		$12.15	Cessation of employment	540,801
Non-KMP employees	20 December 2021	15,589		$8.88	Cessation of employment	37,916

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 29 Share-based payments (continued)

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognised $
Non-KMP employees	6 October 2021	500,000	4 equal annual tranches commencing on the anniversary of employment	$4.92	Cessation of employment	614,522
Non-KMP employees	14 February 2022	20,000		$5.81	Cessation of employment	20,226
Non-KMP employees	24 February 2022	6,009		$4.82	Cessation of employment	5,095
Non-KMP employees	12 April 2022	42,317		$5.90	Cessation of employment	5,408
Non-KMP employees	20 April 2022	11,359		$6.01	Cessation of employment	876
Non-KMP employees	2 May 2022	17,430		$5.01	Cessation of employment	1,245
Non-KMP employees	23 May 2022	53,200		$3.93	Cessation of employment	3,046
Non-KMP employees	28 May 2022	10,853		$3.73	Cessation of employment	577
Non-KMP employees	6 June 2022	11,400		$3.51	Cessation of employment	114
Non-KMP employees	15 June 2022	40,698		$2.47	Cessation of employment	1,290
Non-KMP employees	22 June 2022	10,853		$2.27	Cessation of employment	35
Total number issued		5,344,777	Total expense recognised			15,034,334

^ On 28 January 2022 667,831 performance rights were awarded to Nick Liveris. These performance rights are subject to shareholder approval which will be sought at the 2022 Annual General Meeting of shareholders and have not been formerly granted at 30 June 2022. The fair value per performance right represents an estimate at 30 June 2022 of the grant date fair value of the performance rights.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 29 Share-based payments (continued)

Performance rights cash settled in the current period

The Group has an obligation to withhold tax on the vesting of performance rights for employees resident in the USA and Canada. As consideration for the withholding tax, the Group reduces the number of shares to be issued to the employees (net settled).

During the year the Group net settled the following share based payments:

Name	Vesting date	Performance rights vested & exercised	Net settled shares	Withholding obligation $
Chris Burns	30 November 2021	200,000	92,000	1,290,600
Nick Liveris	30 November 2021	200,000	107,851	1,101,180
Non-KMP employees	11 December 2021	200,000	92,000	1,034,640
Total				3,426,420

OPTIONS

A summary of movements of all options issued is as follows:

	Number	Weighted Average Exercise Price
Options outstanding as at 1 July 2020	39,866,667	$0.55
Granted to employees	200,000	$0.50
Expired	(500,000)	$1.03
Exercised	(7,463,333)	$0.70
Options outstanding as at 30 June 2021	32,103,334	$0.51
Vested options outstanding as at 30 June 2021	7,524,446	$0.54
Forfeited	(2,740,000)	$0.53
Exercised	(33,333)	$0.50
Options outstanding as at 30 June 2022	29,330,001	$0.51
Vested options outstanding as at 30 June 2022	13,796,667	$0.52

The weighted average remaining contractual life of options outstanding at year end was 4.8 years (2021: 5.8 years).

There were no options awarded during the financial year.

Note 30 Events after the reporting date

There have been no other matters or circumstances that have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 31 Related party transactions

During the financial year:

(a) On 30 November 2021, 800,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Robert Natter, Chairman (200,000), Tony Bellas, non-executive Director (200,000), Chris Burns, CEO (200,000) and Nick Liveris, CFO (200,000). The performance rights were formally approved by shareholders at the AGM on 30 November 2021. The value of each performance right was determined to be $11.95, with a vesting date of 30 November 2021. These performance rights were converted to shares on 14 December 2021. An expense of $9,560,000 has been recognised in the year ended 30 June 2022.

(b) On 30 November 2021, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested on 30 June 2022:

a. Tony Bellas (Director) – 66,000 share rights

b. Andrew Liveris (Director) – 66,000 share rights

c. Robert Cooper (Director) – 66,000 share rights

d. Trevor St Baker (Director) – 66,000 share rights

e. Greg Baynton (former Director) – 27,500 share rights

f. Zhanna Golodryga (Director) – 17,549 share rights

(c) On 28 January 2022, 1,412,000 performance rights were granted to Chris Burns as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.

(d) On 28 January 2022, 255,238 performance rights were granted to Rashda Buttar as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.

(e) On 28 January 2022, 667,831 performance rights were awarded to Nick Liveris as an LTI for FY2022. The granting and issue of the performance rights is subject to shareholder approval which will be sought at the 2022 Annual General Meeting of Shareholders and the performance rights have not been issued at 30 June 2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on 30 June 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 31 Related party transactions (continued)

During the prior financial year:

(a) On 14 December 2020, 2,250,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Chris Burns, CEO (1,500,000) and Nick Liveris, CFO (750,000). The performance rights were formally approved by shareholders at the AGM on 17 November 2020. The value of each performance right was determined to be $1.06, with a vesting date of 4 January 2021 and an expiry date of 30 June 2022. An expense of $2,044,286 has been recognised in the year ended 30 June 2021.

(b) The Group entered into a separation agreement with Philip St Baker following his resignation on 23 September 2020, which included the settlement of a $1,500,000 limited resource loan. Refer note 24(j).

(c) On 16 March 2021 the following performance rights were exercised and converted into fully paid ordinary shares:

(i) Greg Baynton (Director) – 300,000 performance rights

(ii) Chris Burns (CEO) – 1,800,000 performance rights

(iii) Nicholas Liveris (CFO) – 900,000 performance rights

There were no other related party transactions during the current or prior financial year. For details of disclosures relating to key management personnel, refer to Note 7.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 32 Commitments

(a) Exploration commitments	Consolidated
	2022 $	2021 $
Commitments for payments under exploration permits in existence at the reporting date but not recognised as liabilities payable	23,000	13,000

So as to maintain current rights to tenure of various exploration tenements, the Group will be required to outlay amounts in respect of tenement exploration expenditure commitments. These outlays, which arise in relation to granted tenements are noted above. The outlays may be varied from time to time, subject to approval of the relevant government departments, and may be relieved if a tenement is relinquished.

Exploration commitments are calculated on the assumption that each of these tenements will be held for its full term. But, in fact, commitments will decrease materially as exploration advances and ground that is shown not to be prospective is progressively surrendered. Expenditure commitments on prospective ground will be met out of existing funds, farm-outs, and new capital raisings.

(b) Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:

	Consolidated
	2022 $	2021 $
Property, plant and equipment	14,893,026	10,182,218

(c) Legal Proceedings

The Group is currently not a party to any material legal proceedings. From time to time, the Group may become involved in legal proceedings arising in the ordinary course of business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 33 Financial risk management

This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s financial instruments consist mainly of deposits with banks and accounts receivable and payable.

The totals for each category of financial instruments, measured in accordance with IAS 39: Financial Instruments: Recognition and Measurement as detailed in the accounting policies to these financial statements, are as follows:

		Consolidated
	Notes	2022 $	2021 $
Financial assets
Cash and cash equivalents	11	207,083,935	136,663,976
Trade and other receivables	12	18,197,435	2,042,963
Financial assets at fair value through profit or loss	17	24,179,998	-
Total financial assets		249,461,368	138,706,939
Financial liabilities
Trade payables	20	3,847,509	1,823,898
Lease liabilities	22	7,755,532	7,531,188
Borrowings	23	53,626,542	6,263,625
Total financial liabilities		65,229,583	15,618,711

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility.

Market risk

Market risk is the risk that the change in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

The Group is not exposed to market risks other than interest rate risk.

Foreign currency risk

Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Exposure to foreign currency risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Group holds financial instruments which are other than the AUD functional currency of the Group.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 33 Financial risk management (continued)

With instruments being held by overseas operations, fluctuations in the US dollar and the Canadian dollar may impact on the Group’s financial results.

The following table shows the foreign currency risk as on the financial assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2022	2021	2022	2021
	CAD $	CAD $	USD $	USD $
Cash at bank	-	-	128,936,395	69,950,408
Trade receivables	-	-	2,587,528	1,305,421
Trade payables	13,376	1,919	804,376	460,536
Borrowings	-	-	-	-

Cash flow and fair value interest rate risk

The group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the group to cash flow interest rate risk. During 2022, the group’s borrowings at variable rates were denominated in Canadian and US dollars.

As the Group has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.

At 30 June 2022, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the year would have been $1,552,208 (30 June 2021: $1,237,193) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises primarily from cash and cash equivalents and deposits with banks and financial institutions. For bank and financial institutions, only independently rated parties with a minimum rating of ‘AAA’ are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities to meet obligations when due.

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Notes to the consolidated financial statements for the year ended 30 June 2022

Note 33 Financial risk management (continued)

The Group manages liquidity risk by continuously monitoring forecast and actual cash flows. No finance facilities were available to the Group at the end of the reporting period.

All financial assets mature within one year. The maturity of all financial liabilities is set out in the table below.

Financing arrangements

The group’s undrawn borrowing facilities as at 30 June 2022 totals $2,095,015 (CAD $1,861,830) which relates to the loan facilities secured over commercial land and buildings (refer note 23).

Maturities of financial liabilities

As at 30 June 2022, the contractual maturities of the group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1-2 years	Between 2 -5 years	Over 5 years	Total contractual cash flows	Carrying amount
At 30 June 2022 Trade payables	9,479,659	-	-	-	-	9,479,659	9,479,659
Lease liabilities	403,904	403,904	832,181	2,496,544	5,779,037	9,915,570	7,755,532
Borrowings	1,588,618	1,661,129	3,472,057	10,648,817	50,294,010	67,664,631	53,626,542
Total non-derivatives	11,472,181	2,065,033	4,304,238	13,145,361	56,073,047	87,059,860	70,861,733

END OF ANNUAL FINANCIAL REPORT – 30 JUNE 2022

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

DIRECTORS’ DECLARATION

In the Directors’ opinion:

(a) the financial statements and notes set out on pages 39 to 103 are in accordance with the Corporations Act 2001, including:

(I) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2022 and of its performance for the financial year ended on that date, and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 confirms that the financial statements also comply with International Financial Reporting

Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Managing Director and Chief Financial Officer

required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

R Natter

Director

Brisbane, 31 August 2022

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS

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Independent auditor’s report To the members of Novonix Limited Report on the audit of the financial report Our opinion In our opinion: The accompanying financial report of Novonix Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including: (a) giving a true and fair view of the Group's financial position as at 30 June 2022 and of its financial performance for the year then ended (b) complying with Australian Accounting Standards and the Corporations Regulations 2001. What we have audited The Group financial report comprises: ● the consolidated balance sheet as at 30 June 2022 ● the consolidated statement of changes in equity for the year then ended ● the consolidated statement of cash flows for the year then ended ● the consolidated statement of profit or loss and other comprehensive income for the year then ended ● the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information ● the directors’ declaration. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. PricewaterhouseCoopers, ABN 52 780 433 757 480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001 T: +61 7 3257 5000, F: +61 7 3257 5999 Liability limited by a scheme approved under Professional Standards Legislation. Material uncertainty related to going concern We draw attention to Note 1 in the financial report, which indicates that the Group incurred a net loss of $71,441,024 and net operating cash outflows of $40,353,292 during the year ended 30 June 2022 and remains dependent upon raising additional funding to finance its ongoing expansionary activities. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter. Our audit approach An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates. The Group is an integrated developer and supplier of materials, equipment and services for the global lithium-ion battery industry with operations in the USA and Canada. The Group also owns a natural graphite deposit in Queensland, Australia. The regional finance functions report to the Group finance function in Brisbane, Australia, where the financial consolidation is performed. Materiality ● For the purpose of our audit we used overall Group materiality of $4.4 million, which represents approximately 1% of the Group’s total assets. ● We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole. ● We chose total assets as the benchmark because, in our view, it is the benchmark against which the performance of the Group is most appropriately measured whilst not in the commercialisation phase. ● We utilised a 1% threshold based on our professional judgement, noting it is within the range of commonly acceptable asset related thresholds. Audit Scope ● Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Committee. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report. Key audit matter How our audit addressed the key audit matter Accounting for the investment in KORE Power (Refer to note 17) On 31 January 2022, the Group entered into a Securities Purchase Agreement with KORE Power Inc. (“KORE Power”). The Group acquired 3,333,333 shares of KORE Power, representing approximately 5% of the common equity of KORE Power, for total consideration of $35.1m paid in cash and through the issue of Novonix Limited ordinary shares. The Group also entered into a 5 year Supply Agreement with KORE Power, commencing in 2024. The investment has been accounted for as a financial asset measured at fair value through profit or loss. For the year ended 30 June 2022, a fair value loss of $11.0m has been recognised. Accounting for the investment in KORE Power was considered a key audit matter due to the judgement involved in assessing the appropriate accounting on initial recognition, as well as assessing the valuation of the investment at 30 June 2022. Our procedures in relation to accounting for the investment in KORE Power included, amongst others: ● Assessing whether the Securities Purchase Agreement and the Supply Agreement were priced at fair value, and agreed on an arm’s length basis, and whether the Agreements should be accounted for separately or on a combined basis ● Assessing whether the investment provides the Group with significant influence over KORE Power as defined by Australian Accounting Standards ● Assessing the appropriateness of the initial recognition and measurement of the investment with reference to Australian Accounting Standards and the Group’s accounting policies ● Evaluating the Group’s assessment of fair value at 30 June 2022, with reference to actual and proposed share transactions and market observable inputs, including share price movements of listed peer companies, with the assistance of PwC valuation experts. ● Evaluating the adequacy of the related disclosures in the financial statements, in light of the requirements of Australian Accounting Standards Assessing the recoverability of the Group’s goodwill (Refer to note 10) At 30 June 2022, the Group recognised $17.4m of goodwill, which is allocated fully to the Novonix Anode Materials cash generating unit (“CGU”). As required by Australian Accounting Standards, at 30 June 2022, the Group performed an impairment assessment over the goodwill balance by calculating a recoverable amount of the Novonix Anode Materials CGU. The recoverable amount of the Novonix Anode Materials CGU was determined by the Group on a ‘Fair Value less Costs to Sell’ basis. Assessing the recoverability of the Group’s goodwill was considered a key audit matter due to the financial significance of the goodwill, as well as the judgement involved in assessing its recoverability. Key audit matter How our audit addressed the key audit matter Our procedures in relation to assessing the recoverability of the Group’s goodwill included, amongst others: ● Assessing the appropriateness of the Group’s determination of its CGUs ● Assessing whether the allocation of assets, including goodwill, to CGUs was consistent with our knowledge of the Group’s operations and internal reporting ● Testing the mathematical accuracy of the Group’s underlying calculation of the recoverable amount of the CGU ● Assessing the methodology adopted by the Group in determining the recoverable amount, with the assistance of PwC valuation experts ● Evaluating the adequacy of the related disclosures in the financial statements, in light of the requirements of Australian Accounting Standards Measurement and recognition of share-based payment transactions (Refer to note 29) For the year ended 30 June 2022, the Group recognised share based payment expenses totalling $20.2m. Accounting for share based payment transactions requires judgement in determining the fair value of the equity instruments on grant date and assessing the vesting period over which the share based payment expense should be recognised. There is also judgement in assessing the likelihood and timing of specific performance hurdles being met. The measurement and recognition of share based payment transactions was deemed to be a key audit matter due to the level of judgement involved, the magnitude of the share based payment expenses and the contribution of share based payment expenses to the overall remuneration received by key management personnel. ● Comparing the Group’s net assets at 30 June 2022 of $364.3m to its market capitalisation of $1,108.0m at 30 June 2022, and noted the $743.7m of implied headroom in the comparison. Our procedures in relation to assessing the measurement and recognition of share based payment transactions included, amongst others: ● For a sample of grants of new equity instruments during the year: o Obtaining formal documents detailing the relevant terms and conditions of the equity instruments o Assessing the grant date of the equity instruments and the commencement of the associated services o Assessing the calculation of the fair value of the equity instruments, with the assistance of PwC valuation experts Key audit matter How our audit addressed the key audit matter ● Recalculating the expense for the year ended 30 June 2022 based on the grant date fair value, the Group’s assumptions for the expected number of options or performance rights to vest, and the vesting period, with reference to the terms and conditions stated in the relevant documentation, and management forecasts ● Assessing the accuracy and completeness of the related disclosures in the financial statements, in light of the requirements of Australian Accounting Standards Other information The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2022, but does not include the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor's report. Report on the remuneration report Our opinion on the remuneration report We have audited the remuneration report included in pages 18 to 33 of the directors’ report for the year ended 30 June 2022. In our opinion, the remuneration report of Novonix Limited for the year ended 30 June 2022 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Michael Shewan Brisbane Partner 31 August 2022

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 22 August 2022.

A Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

Class of equity security
Ordinary shares
1 - 1,000	18,815
1,001 – 5,000	10,361
5,001 – 10,000	2,416
10,001 – 100,000	2,124
100,001 and over	222
33,938

There were no holders of less than a marketable parcel of ordinary shares.

B Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
Name	Number held	% of issued shares
Phillips 66 Company	77,980,127	16.02
St Baker Energy Holdings Pty Ltd	55,243,522	11.35
Citicorp Nominees Pty Limited	37,823,730	7.77
HSBC Custody Nominees (Australia) Limited	32,926,357	6.77
J P Morgan Nominees Australia Limited	15,030,051	3.09
Merrill Lynch (Australia) Nominees Pty Limited	14,702,173	3.02
BNP Paribas Noms Pty Ltd	14,617,735	3.00
Argo Investments Limited	13,550,000	2.78
BNP Paribas Nominees Pty Ltd ACF Clearstream	9,527,909	1.96
Carpe Diem Asset Management Pty Ltd	9,047,622	1.86
Mr Philip Matthew St Baker & Mrs Peta Jane St Baker	6,911,547	1.42
Andrew Liveris	5,000,000	1.03
Mutual Trust Pty Ltd	4,132,794	0.85
HSBC Custody Nominees (Australia) Limited – A/c 2	4,086,728	0.84
George Chapman	3,800,000	0.78
David Andrew Stevens	2,900,000	0.60
SBL Positions	2,616,764	0.54
BNP Paribas Nominees Pty Ltd	2,505,600	0.51
National Nominees Limited	2,475,881	0.51
Loch Exploration Pty Ltd	2,277,551	0.47
Total	317,156,091	65.17

ANNUAL FINANCIAL REPORT - 30 JUNE 2022

Unquoted equity securities

	Number on issue	Number of holders
Performance rights	6,548,026	48
Share options	29,160,001	19

Holders of more than 20% of unquoted share options on issue

	Number held	% of total on issue
Andrew Liveris	9,000,000	30.9%
Christopher Burns	9,500,000	32.6%

Holders of more than 20% of unquoted performance rights on issue

	Number held	% of total on issue
Christopher Burns	1,412,000	21.6%

C Substantial holders

Substantial holders in the company are set out below:

	Number held	Percentage
Ordinary shares
Phillips 66 Company	77,980,127	16.0%
St Baker Energy Holdings Pty Ltd	55,243,522	11.4%

D Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares: On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Performance rights: No voting rights

(c) Share options: No voting rights

END OF SHAREHOLDER INFORMATION